[BANK OF AMERICA LOGO APPEARS HERE]




$1,500,000,000


6 5/8% Senior Notes, due 2004

This global prospectus supplement and the attached prospectus describe the $1,500,000,000 Bank of America Corporation 6 5/8% Senior Notes, due 2004. We will pay interest on the notes on June 15 and December 15 of each year with the first interest payment on December 15, 1999. The notes will mature on June 15, 2004 and normally are not redeemable prior to maturity.


The notes are unsecured and rank equally with all of our other unsecured senior indebtedness. The notes will be issued only in registered form in denominations of $1,000.


We have applied to list the notes on the Luxembourg Stock Exchange. We do not intend to list the notes on any other securities exchange.

--------------------------------------------------------------------------------
The notes are not savings accounts, deposits or other obligations of a bank.
The notes are not guaranteed by any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission, any state securities commission nor the Commissioner of Insurance of the State of North Carolina has approved or disapproved of these notes or passed upon the accuracy or adequacy of this global prospectus supplement or the attached prospectus. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

                                                        Per Note         Total
                                                      ------------ ---------------
      Public Offering Price .........................     99.799%   $1,496,985,000
      Underwriting Discount .........................       .350%        5,250,000
                                                          ------    --------------
      Proceeds to Bank of America Corporation (Before
        Expenses) ...................................     99.449%   $1,491,735,000

The notes will be delivered in book-entry form only through The Depository Trust Company, Cedel Bank, societe anonyme, and Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System, on or about June 15, 1999, against payment in immediately available funds. Purchasers will be required to pay accrued interest from June 15, 1999 if settlement occurs after that date.


Banc of America Securities LLC
         ABN AMRO Incorporated
                   Bear, Stearns & Co. Inc.
                            Deutsche Bank
                                      Lehman Brothers
                                               Merrill Lynch & Co.
                                                            Salomon Smith Barney
       Blaylock & Partners, L.P.
              Utendahl Capital Partners, L.P.
                            The Williams Capital Group, L.P.

                                ---------------
         Global Prospectus Supplement to Prospectus dated May 21, 1998
                                 June 9, 1999.

                               TABLE OF CONTENTS





                                               Page
         Global Prospectus Supplement         -----
    About this Global Prospectus
       Supplement ...........................  S-3
    Description of the Notes ................  S-3
       General ..............................  S-3
       Payment of Additional Amounts ........  S-3
       Redemption for Tax Reasons ...........  S-5
    Bank of America Corporation .............  S-5
       General ..............................  S-5
       Business Segment Operations ..........  S-5
       Acquisitions and Sales ...............  S-6
    Capitalization ..........................  S-7
    Ratios of Earnings to Fixed Charges .....  S-8
    Selected Financial Data .................  S-9
    Registration and Settlement .............  S-10
       Same Day Settlement and Payment.......  S-10
       Book-Entry System ....................  S-10
       Notices ..............................  S-11
       Paying Agent, Security Registrar
         and Transfer Agent .................  S-11
       Payment of Principal and Interest ....  S-11
    Certain United States Federal Income
       Tax Considerations ...................  S-11
       United States Persons ................  S-11
       Non-United States Persons ............  S-12
       Backup Withholding and
         Information Reporting ..............  S-12
    Underwriting ............................  S-14
    Incorporation of Information We File
       with the SEC .........................  S-15
    Additional Information ..................  S-16
    Listing of the Notes and General
       Information ..........................  S-17
       Listing ..............................  S-17
       Independent Accountants ..............  S-17
       Authorization ........................  S-17
       Material Changes .....................  S-17
       Governing Law ........................  S-17
       Clearing Systems .....................  S-17


                                               Page
                  Prospectus                  -----
    Incorporation of Certain Documents by
       Reference ............................    2
    Available Information ...................    2
    NationsBank Corporation .................    3
       General ..............................    3
       Operations ...........................    3
       Government Supervision and
         Regulation .........................    4
       General ..............................    4
       Capital and Operational
         Requirements .......................    5
       Distributions ........................    6
       Source of Strength ...................    6
    Use of Proceeds .........................    6
    Ratios of Earnings to Fixed Charges .....    7
    Plan of Distribution ....................    7
    Description of Debt Securities ..........    9
       General ..............................    9
       Conversion ...........................   11
       Exchange, Registration and
         Transfer ...........................   11
       Payment and Paying Agents ............   11
       Subordination ........................   12
       Sale or Issuance of Capital Stock of
         Banks ..............................   13
       Waiver of Covenants ..................   13
       Modification of the Indentures .......   13
       Meetings and Action by Security-
         holders ............................   14
       Defaults and Rights of Acceleration ..   14
       Collection of Indebtedness, etc. .....   14
       Notices ..............................   15
       Concerning the Trustees ..............   15
    Description of Warrants .................   15
       General ..............................   16
       Modifications ........................   16
       Enforceability of Rights of
         Warrantholders; Governing Law ......   17
       Unsecured Obligations of the
         Corporation ........................   17
    Description of Units ....................   17
    Registration and Settlement .............   17
       DTC ..................................   17
       Cedel Bank and Euroclear .............   19
    Legal Opinions ..........................   21
    Experts .................................   21

                    ABOUT THIS GLOBAL PROSPECTUS SUPPLEMENT

     This global prospectus supplement describes the specific terms of the notes and supplements the description of the Debt Securities included in the attached prospectus. In making your evaluation of the notes, you should rely only on the information included or incorporated by reference in this global prospectus supplement and the attached prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. If information in this global prospectus supplement is inconsistent with the attached prospectus, this global prospectus supplement will supersede the information in the attached prospectus.

     This global prospectus supplement and the attached prospectus do not constitute an offer to sell or the solicitation of an offer to buy the notes in any jurisdiction in which such offer or solicitation is unlawful.

     Capitalized terms used, but not defined in this global prospectus supplement, are defined in the attached prospectus.


                            DESCRIPTION OF THE NOTES

General

     You should read the following description of the 6 5/8% Senior Notes, due 2004 along with the "Description of Debt Securities" in the attached prospectus.

     The notes are direct obligations of Bank of America Corporation. Initially, $1,500,000,000 of the notes will be issued under the Senior Indenture as a single series of Senior Debt Securities as described in the attached prospectus. The notes will begin to accrue interest on June 15, 1999 at an annual rate of 6 5/8%.

     Interest will be payable semiannually in arrears on the interest payment dates shown below. Those payments will be made to holders of the notes on the designated record date for each interest payment date.



 Interest Payment
       Date              Record Date
-----------------   ---------------------
  June 15           Previous May 31
  December 15       Previous November 30

     If the maturity date or an interest payment date for the notes falls on a day that is not a Business Day, that payment will be made on the next Business Day as if it were the date that payment was due and no interest will accrue from and after the original payment date. The term "Business Day" means any weekday that is not a legal holiday in New York, New York or Charlotte, North Carolina and is not a day on which banking institutions in those cities are authorized or required by law or regulation to be closed. Initially, we will make principal and interest payments at the office of The Bank of New York, 101 Barclay Street, New York, New York 10286, who is authenticating and paying agent, registrar and transfer agent for the notes.

     The notes will mature on June 15, 2004 and normally are not redeemable prior to maturity. The notes are not subject to any sinking fund. The Senior Indenture does not limit the amount of Senior Indebtedness or other obligations which we may issue.

     The Senior Indenture permits us to later increase the amount of this series of notes without notice by selling additional notes with the same terms. Those additional notes will be treated, for all purposes, as equal to the notes that we are describing in this global prospectus supplement, except that any new notes will not begin to bear interest until issued.


Payment of Additional Amounts

     In this global prospectus supplement, the term "United States person" means a citizen or resident of the United States, a corporation or a partnership (or other entity treated as a corporation or partnership for federal income tax purposes, including certain limited liability companies) created or organized under the laws of the United States, an estate the income of which is subject to United States federal income tax regardless of its source, or a trust for which one or more United States persons have the authority to control all substantial decisions and for which a court of the United States can exercise primary supervision over the trust's administration. A special rule may apply under which a trust which was in existence on August 20, 1996, and which was treated as a United States person on that date, may elect to continue to be treated as a United States person even though it is not the type of United States trust referred to in the preceding sentence. The term "Non-United States person" means any holder of the notes other than a "United States person."

     Subject to the exceptions and limitations set forth below, we will pay as additional interest on the notes those additional amounts ("Additional Amounts") as may be necessary in order that our net payment to holders who are Non-United States persons, after deduction for any present or future tax, assessment or governmental charge, imposed by United States income tax withholding requirements with respect to the payment, will not be less than the amount provided for in the notes. The obligation to pay Additional Amounts shall not apply to:

      (1) any tax, assessment or other governmental charge which would not have been so imposed but for:

          (a) the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or stockholder of, or a person holding a power over, such holder, if such holder is an estate, trust, partnership or corporation) and the United States, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member, stockholder or person holding a power) being or having been a citizen or resident or treated as a resident thereof or being or having been engaged in a trade or business therein or being or having been present therein or having or having had a permanent establishment therein;

          (b) the holder's present or former status as a personal holding company, foreign personal holding company, passive foreign investment company, private foundation or other tax-exempt entity or controlled foreign corporation for United States tax purposes or a corporation which accumulates earnings to avoid United States federal income tax; or


          (c) the holder's status as a bank extending credit pursuant to a loan agreement entered into in the ordinary course of business;

      (2) any tax, assessment or governmental charge that would not have been imposed or withheld but for the failure of the holder to comply with certification, identification or information reporting requirements under United States income tax laws, without regard to any tax treaty, with respect to the payment, concerning the nationality, residence, identity or connection with the United States of the holder or a beneficial owner of the notes, if such compliance is required by United States income tax laws, without regard to any tax treaty, as a precondition to relief or exemption from such tax, assessment or governmental charge;

      (3) any tax, assessment or governmental charge that would not have been so imposed or withheld but for the presentation by the holder of the notes for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

      (4) any estate, inheritance, gift, sales, transfer, excise, wealth or personal property tax or any similar tax, assessment or governmental charge;

      (5) any tax, assessment or governmental charge which is payable otherwise than by withholding by us or by the Trustee from the payment of the principal of or interest on the notes;

      (6) any tax, assessment or governmental charge required to be withheld from the payment of principal of or interest on the notes, if such payment can be made without such withholding or any liability on our part;

      (7) any tax, assessment or other governmental charge imposed on interest received by a person holding, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote; or

      (8) any combination of items (1), (2), (3), (4), (5), (6) or (7);

nor shall Additional Amounts be paid with respect to any payment of the principal of or interest on the notes to a person other than the sole beneficial owner of such payment or that is a partnership or fiduciary to the extent such beneficial owner, member of such partnership or beneficiary or settlor with respect to such fiduciary would not have been entitled to the payment of Additional Amounts had such beneficial owner, member, beneficiary or settlor held its interest in the notes directly.


Redemption for Tax Reasons

     We may redeem the notes in whole, but not in part, at any time after giving not less than 30 nor more than 60 days' notice to the Trustee and the holders of the notes, if we have or will become obligated to pay Additional Amounts as a result of any change in, or amendment to, the laws or regulations of the United States or any political subdivision or any authority of the United States having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the date of this global prospectus supplement.

     Before we publish any notice of redemption we will deliver to the Trustee a certificate signed by our Chief Financial Officer or a Senior Vice President stating that we are entitled to redeem the notes and that the conditions precedent to redemption have occurred.

     We will redeem any notes at 100% of their principal amount together with interest accrued to (but excluding) the redemption date.


                          BANK OF AMERICA CORPORATION

General

     Bank of America Corporation is the successor issuer to NationsBank Corporation ("NationsBank"). On September 25, 1998, NationsBank was reincorporated from North Carolina to Delaware. On September 30, 1998, BankAmerica Corporation, a Delaware corporation ("BA"), was merged with and into NationsBank, with NationsBank as the surviving corporation in the merger. Upon completion of the merger, NationsBank changed its name to "BankAmerica Corporation." On April 28, 1999, we changed the name of our company to "Bank of America Corporation."

     We are a multi-bank holding company registered under the Bank Holding Company Act of 1956. Our principal assets are the shares of stock of our subsidiaries. Through our banking subsidiaries and our nonbanking subsidiaries, we provide a diverse range of banking and nonbanking financial services and products, primarily throughout the Mid-Atlantic (Maryland, Virginia and the District of Columbia), Midwest (Illinois, Iowa, Kansas and Missouri), Southeast (Florida, Georgia, North Carolina, South Carolina and Tennessee), Southwest (Arizona, Arkansas, New Mexico, Oklahoma and Texas), Northwest (Oregon and Washington) and West (California, Idaho and Nevada) regions of the United States and in selected international markets.

     We, and our subsidiaries, are subject to supervision by various United States federal and state banking and other regulatory authorities.


Business Segment Operations

     We report the results of our operations through four business segments:
(1) Consumer Banking, (2) Commercial Banking, (3) Global Corporate and Investment Banking and (4) Principal Investing and Asset Management.

     Our Consumer Banking segment provides comprehensive retail banking services to individuals and small businesses through multiple delivery channels, including approximately 4,700 banking centers and 14,000 automated teller machines. These banking centers and automated teller machines are located principally throughout our franchise and serve approximately 30 million households in 21 states and the District of Columbia. This segment also provides specialized services such as the origination and servicing of residential mortgage loans, issuance and servicing of credit cards, direct banking via telephone and personal computer, student lending and certain insurance services. The consumer finance component provides mortgage, home equity and automobile loans to consumers, retail finance programs to dealers and lease financing to purchasers of new and used cars.

     Our Commercial Banking segment provides a wide range of commercial banking services for businesses with annual revenues of up to $500 million. Services provided include commercial lending, treasury and cash management services, asset-backed lending and factoring. Also included in this segment are our commercial finance operations which provide: equipment loans and leases, loans for debt restructuring, mergers and working capital, real estate and health care financing and inventory financing to manufacturers, distributors and dealers.

     Our Global Corporate and Investment Banking segment provides a broad array of financial and investment banking products such as capital-raising products, trade finance, treasury management, investment banking, capital markets, leasing and financial advisory services to domestic and international corporations, financial institutions and government entities. Clients are supported through offices in 37 countries in four distinct geographic regions:
United States and Canada; Asia; Europe, Middle East and Africa; and Latin America. Products and services provided include loan origination, cash management, foreign exchange, leasing, leveraged finance, project finance, real estate, senior bank debt, structured finance, and trade services. Through a separate subsidiary, Banc of America Securities LLC, Global Corporate and Investment Banking is a primary dealer of United States Government Securities, underwrites and makes markets in equity securities, and underwrites and deals in high-grade and high-yield corporate debt securities, commercial paper, mortgage-backed and asset-backed securities, federal agencies securities and municipal securities. Debt and equity securities research, loan syndications, mergers and acquisitions advisory services and private placements are also provided through Banc of America Securities LLC. Additionally, our Global Corporate and Investment Banking segment is a market maker in derivative products, which include swap agreements, option contracts, forward settlement contracts, financial futures and other derivative products in certain interest rate, foreign exchange, commodity and equity markets. In support of these activities, Global Corporate and Investment Banking takes positions in securities to support client demands and its own account.

     Our Principal Investing and Asset Management segment includes Asset Management which provides asset management, banking and trust services for high net worth clients both in the United States and internationally through the Private Bank. In addition, this segment provides full service and discount brokerage, investment advisory and investment management, as well as advisory services for our affiliated family of mutual funds. The Principal Investing area includes direct equity investments in businesses and investments in general partnership funds.


Acquisitions and Sales

     As part of our operations, we regularly evaluate the potential acquisition of, and hold discussions with, various financial institutions and other businesses that are eligible for bank holding company ownership or control. In addition, we regularly analyze the values of, and submit bids for, the acquisition of customer-based funds and other liabilities and assets of such financial institutions and other businesses. We also regularly consider the potential disposition of certain of our assets, branches, subsidiaries or lines of business. As a general rule, we publicly announce any material acquisitions or dispositions when a definitive agreement has been reached.

                                 CAPITALIZATION

     The following table sets forth our actual capitalization as of March 31, 1999 and as adjusted for (1) the issuance of the notes and (2) the issuance and the maturity of certain other notes during the period beginning April 1, 1999 through the date of this global prospectus supplement.


                                                                                  As
                                                                   Actual      Adjusted
                                                                ------------ -----------
                                                                 (Amounts in millions)
  LONG-TERM DEBT:
  Senior debt
   Bank of America Corporation ................................   $ 20,224    $ 20,656
   6 5/8% Senior Notes, due 2004 ..............................         --       1,497
   Subsidiaries (1) ...........................................     13,968      16,886
                                                                  --------    --------
    Total senior debt .........................................     34,192      39,039
                                                                  --------    --------
  Subordinated debt
   Bank of America Corporation ................................     15,767      15,427
   Subsidiaries (1) ...........................................        635         634
                                                                  --------    --------
    Total subordinated debt ...................................     16,402      16,061
                                                                  --------    --------
    Total long-term debt ......................................     50,594      55,100
                                                                  --------    --------
  Guaranteed Preferred Beneficial Interests in
   Junior Subordinated Notes (2) ..............................      4,954       4,954
  SHAREHOLDERS' EQUITY:
  Preferred stock, authorized -- 100,000,000 shares; issued and
   outstanding -- 1,902,039 shares ............................         81          81
  Common stock, authorized -- 5,000,000,000 shares; issued and
   outstanding -- 1,740,871,815 shares ........................     15,828      15,828
  Retained earnings ...........................................     32,128      32,128
  Accumulated other comprehensive income ......................       (580)       (580)
  Other .......................................................       (626)       (626)
                                                                  --------    --------
    Total shareholders' equity ................................     46,831      46,831
                                                                  --------    --------
                                                                  $102,379    $106,885
                                                                  ========    ========

---------
(1) These obligations are direct obligations of our subsidiaries and, as such, constitute claims against those subsidiaries prior to our equity interest.

(2) The line item "Guaranteed Preferred Beneficial Interests in Junior Subordinated Notes" reflects the issuance of $4,965 million aggregate liquidation amount of preferred undivided beneficial interests in the assets of 13 wholly owned grantor trusts. The sole assets of the trusts are our junior subordinated notes.

     As of March 31, 1999, we had $5.6 billion of commercial paper and other short-term notes payable outstanding. To support our commercial paper program, we have commercial paper backup lines of credit totalling $1.1 billion of which $669 million expires in October 1999 and $479 million expires in October 2002. In addition, we have a $1.56 billion line of credit which expires in May 2001. At March 31, 1999, there were no amounts outstanding under these credit facilities.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following are the consolidated ratios of earnings to fixed charges for each of the years in the five-year period ended December 31, 1998 and for the three months ended March 31, 1999. Each of these ratios reflects our merger with BA.



                                                          Year Ended
                                                         December 31,                   Three Months
                                         --------------------------------------------      Ended
                                           1994     1995     1996     1997     1998    March 31, 1999
                                         -------- -------- -------- -------- -------- ---------------
 Ratio of Earnings to Fixed Charges:
   Excluding interest on deposits ......     2.4      2.3      2.3      2.2      1.8         2.3
   Including interest on deposits ......     1.6      1.5      1.6      1.6      1.4         1.6

                            SELECTED FINANCIAL DATA

     The following selected financial data as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998 are derived from our financial statements which are audited by PricewaterhouseCoopers LLP, independent accountants. The financial data for the three months ended March 31, 1998 and 1999 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting only of normal recurring accruals, that we consider necessary for a fair presentation of our financial position and the results of our operations as of such dates and for such periods. Results for the three months ended March 31, 1999 are not necessarily indicative of the results that might be expected for any other interim period or for the year as a whole.



                                                                                                        Three Months
                                                                                                            Ended
                                                             Year Ended December 31,                      March 31,
                                                   -------------------------------------------- -----------------------------
                                                        1996           1997           1998           1998           1999
                                                   -------------- -------------- -------------- -------------- --------------
                                                               (Amounts in millions except per-share information)
Income statement:
 Interest income .................................  $    33,636    $    37,333    $    38,588    $     9,705    $     9,201
 Interest expense ................................       16,682         18,901         20,290          5,086          4,601
 Net interest income .............................       16,954         18,432         18,298          4,619          4,600
 Provision for credit losses .....................        1,645          1,904          2,920            510            510
 Gains on sales of securities ....................          147            271          1,017            213            130
 Noninterest income ..............................        9,604         11,756         12,189          3,493          3,223
 Merger-related charges ..........................          398            374          1,795            900             --
 Other noninterest expense .......................       15,351         17,625         18,741          4,704          4,453
 Income before income taxes ......................        9,311         10,556          8,048          2,211          2,990
 Income tax expense ..............................        3,498          4,014          2,883            880          1,076
 Net income ......................................        5,813          6,542          5,165          1,331          1,914
 Net income available to common shareholders .....        5,611          6,431          5,140          1,320          1,912
 Average common shares issued and outstanding
  (in thousands) .................................    1,638,382      1,733,194      1,732,057      1,724,490      1,737,562
Per common share:
 Earnings ........................................  $      3.42    $      3.71    $      2.97    $       .77    $      1.10
 Diluted earnings ................................         3.36           3.61           2.90            .75           1.08
 Cash dividends paid .............................         1.20           1.37           1.59            .38            .45


                                                                         December 31,                  March 31,
                                                                  --------------------------- ---------------------------
                                                                       1997          1998          1998          1999
                                                                  ------------- ------------- ------------- -------------
                                                                            (Amounts in millions except ratios)
Balance sheet:
 Total loans and leases .........................................   $ 342,140     $ 357,328     $ 341,219     $ 363,102
 Total assets ...................................................     570,983       617,679       580,211       614,245
 Total deposits .................................................     346,297       357,260       344,447       343,317
 Long-term debt .................................................      42,887        45,888        43,633        50,899
 Total shareholders' equity .....................................      44,584        45,938        45,104        46,831
 Allowance for credit losses as a percentage of loans and leases         1.98%         1.99%         1.98%         1.96%
 Total equity to total assets ...................................        7.81          7.44          7.77          7.62
Risk-based capital ratios (1):
 Tier 1 .........................................................        6.50          7.06          6.80          7.40
 Total ..........................................................       10.89         10.94         11.19         11.17
 Leverage capital ratio .........................................        5.57          6.22          5.64          6.47

---------
(1) Capital ratios for December 31, 1997 and March 31, 1998 included herein have not been restated to reflect the impact of NationsBank's merger with BA. Capital ratios for December 31, 1997 also are not restated to reflect the impact of NationsBank's merger with Barnett Banks, Inc. Under regulatory guidelines, BA and Barnett Banks, Inc. were considered well capitalized on such reporting dates.

                          REGISTRATION AND SETTLEMENT


Same Day Settlement and Payment

     The underwriters purchasing the notes from us will settle the notes in immediately available funds. As long as the notes are represented by Global Notes, we will make all principal and interest payments in immediately available funds.

     Secondary trading in notes and debentures of corporate issuers is generally settled in clearing house or next day funds. In contrast, as long as the notes are represented by Global Notes registered in the name of DTC or its nominee, the notes will trade in DTC's Same-Day Funds Settlement System. DTC requires secondary market trading activity in the notes to settle in immediately available funds. This requirement may affect trading activity in the notes. Settlements involving Cedel Bank or Euroclear and a DTC Participant will be dated the following Business Day. See "REGISTRATION AND SETTLEMENT -- Cedel Bank and Euroclear" in the attached prospectus.


Book-Entry System

     The notes will be issued in book-entry form only. This means that we will not issue actual notes or certificates to each holder. Instead, the notes will be in the form of a Global Note held in the name of DTC. In order to own a beneficial interest in a note, you must be an institution that has an account with DTC or have a direct or individual account with such an institution. Cedel Bank and Euroclear will hold omnibus positions on behalf of Cedel Bank Participants and Euroclear Participants, respectively, through customers' securities accounts in Cedel Bank's and Euroclear's names, respectively, on the books of their respective depositories, which, in turn, will hold such positions on the books of DTC.

     Notes will not be issued in certificated form unless:

   o DTC notifies us that it is unwilling or unable to continue as depository or it otherwise ceases to be a qualified clearing agency and we do not appoint a successor depository; or

   o we make a decision to permit notes to be issued in certificated form and notify the Trustee of that decision.

     No service charge will be made for any registration of transfer or exchange of notes issued in certificated form, but we may require payment of a sum sufficient to cover any related tax or other governmental charge. If the notes are listed on the Luxembourg Stock Exchange and are subsequently issued in certificated form, we will appoint a paying and transfer agent in Luxembourg. Any notes in certificated form may be presented for payment and/or transfer at the paying and transfer agent's office while they are outstanding. In addition, upon redemption of the notes, any notes in certificated form and listed on the Luxembourg Stock Exchange may be presented for payment at the offices of the Luxembourg paying and transfer agent for up to two years after the redemption date.

     Management of DTC is aware that some computer applications and systems for processing data that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed DTC Participants and other members of the financial community that it has developed and is implementing a program so that its systems, which relate to the timely payment of distributions (including principal and interest payments) to securityholders, book-entry deliveries and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

     However, DTC's ability to perform its services properly is also dependent upon other parties, such as issuers and their agents, as well as the DTC Participants, third party vendors from whom DTC licenses software and hardware and on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers. DTC has informed the financial community that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to: (a) impress upon them the importance of such services being Year 2000 compliant; and (b) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

     The information in the preceding two paragraphs regarding DTC has been provided by DTC to the financial community for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.


Notices

     Any notices required to be given to the holders of the notes will be given to DTC and, if the notes are listed on the Luxembourg Stock Exchange, by publication in a daily newspaper in Luxembourg which is expected to be the Luxemburger Wort. If notes in certificated form are issued, notices to holders of the notes will also be given by mail to the addresses of the holders as they appear on the security register. Until any notes are issued in certificated form, there may be substituted for publication in the newspaper the delivery of the relevant notice to Euroclear and Cedel Bank for communication to their participants, except that, as long as the notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, notices also will be published in the Luxemburger Wort. Any notice published in the Luxemburger Wort shall be deemed to have been given on the date of publication or, if published more than once, on the date of the first publication. Any notice to Euroclear and Cedel Bank shall be deemed to have been given to their participants on the seventh day after the day on which the notice was given to Euroclear and Cedel Bank. If approved for listing, as long as the notes are listed on the Luxembourg Stock Exchange, any change in the Luxembourg paying and transfer agent will be published in the Luxemburger Wort.



Paying Agent, Security Registrar and Transfer Agent

     Until the notes are paid, we will maintain a paying agent, security registrar and transfer agent for the notes. Initially, The Bank of New York will serve in each of these capacities. The Luxembourg paying and transfer agent that will be appointed if the notes are listed on the Luxembourg Stock Exchange is Banque Generale du Luxembourg.


Payment of Principal and Interest

     Principal of, premium, if any, and interest on notes in book-entry form are paid in accordance with the arrangements then in place between the paying agent and DTC or its nominee, as holder. Interest on notes in certificated form generally is paid by check mailed to the holders of the notes on the applicable record date at the address appearing in our records. Principal, premium, if any, and interest payable at the maturity date of a note in certificated form are paid by wire transfer of immediately available funds upon surrender of the note at the corporate trust office of the applicable Trustee or paying agent.


            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a brief summary of certain United States federal income tax consequences associated with the acquisition, ownership and disposition of the notes applicable to initial purchasers of notes. The summary is based upon the relevant laws and rules which are now in effect and as they are currently interpreted. However, these laws and rules may be changed at any time, possibly with retroactive effect. This discussion does not deal with the federal tax consequences applicable to all categories of investors. In particular, the discussion does not deal with those of you who may be in special tax situations, such as dealers in securities, insurance companies, financial institutions or tax-exempt entities. It does not include any description of the tax laws of any state or local governments or any foreign government that may be applicable to the notes or to you as holders of the notes.

     Prospective purchasers of the notes are urged to consult their own tax advisors concerning the United States federal income tax consequences of acquiring, owning and disposing of the notes as well as the application of state, local and foreign income and other tax laws.


United States Persons

     Interest payable on the notes will be includable as ordinary income in the income of a United States person as received or accrued, in accordance with such holder's regular method of accounting. If a note is sold or otherwise disposed of, a United States person generally will recognize gain or loss equal to the difference between the amount realized on the disposition (except to the extent attributable to accrued but unpaid interest) and such holder's tax basis in the note. Such gain or loss will generally be capital gain or loss.


Non-United States Persons

     Principal (and premium, if any) and interest payments, including any original issue discount ("OID"), that you receive from us or our agent generally will not be subject to United States federal withholding tax. However, interest, including any OID, may be subject to a 30% withholding tax (or less under any applicable treaty) if (1) you actually or constructively owned 10% or more of the total combined voting power of all classes of our stock entitled to vote, (2) you are a controlled foreign corporation for United States tax purposes that is related to us (directly or indirectly) through stock ownership or (3) either (a) you do not certify to us or our agent, under penalties of perjury, that you are a Non-United States person or do not provide your name and address, or (b) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business (a "financial institution") and holds the notes does not certify to us or our agent under penalties of perjury that either it or a financial institution has received a statement from you and furnishes us with a copy of the statement.

     If you are in a trade or business in the United States and interest, including any OID, on a note is effectively connected with the conduct of your trade or business, you may be subject to United States federal income tax on that interest and any OID in the same manner as if you were a United States person. If you are a foreign corporation, you may also be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, subject to certain adjustments. Instead of the certification described in the preceding paragraph, if you have effectively connected interest income you must provide the payer with a properly executed IRS Form 4224 to claim an exemption from United States federal withholding tax.

     You will not be subject to United States federal income tax or withholding taxes on any capital gain or market discount you realize upon retirement or disposition of a note if (1) the gain is not effectively connected with a United States trade or business carried on by you, and (2) if you are an individual, you are not present in the United States for 183 days or more in the taxable year of the retirement or disposition.


Backup Withholding and Information Reporting

     The payment of principal and interest and the accrual of OID, if any, are generally subject to information reporting and possibly to "backup withholding" at a rate of 31%. Information reporting means that the payment is required to be reported to you and to the IRS. Backup withholding means that the payor is required to collect and deposit 31% of your payment with the IRS as a tax payment on your behalf.

     If you are a United States person (other than a corporation or certain exempt organization), you may be subject to backup withholding if you do not supply an accurate taxpayer identification number and certify that your taxpayer identification number is correct. You may also be subject to backup withholding if the United States Secretary of the Treasury determines that you have not reported all interest and dividend income required to be shown on your federal income tax return or if you do not certify that you have not underreported your interest and dividend income. If you are a Non-United States person, backup withholding and information reporting will not apply to payments made to you if you have provided required certification that you are a Non-United States person as set forth above, or you otherwise establish an exemption (provided that the payor does not have actual knowledge that you are a United States person or that the conditions of any exemption are not in fact satisfied).

     Under current rules, which are effective for payments made through December 31, 2000, payments of the proceeds from the sale of notes to or through a foreign office of a broker or the foreign office of a custodian, nominee or other dealer acting on your behalf generally will not be subject to information reporting or backup withholding. However, if the broker, custodian, nominee or other dealer is a United States Person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income for certain periods is effectively connected with a United States trade or business, information reporting generally will be required for payments made to you unless the broker, custodian, nominee or other dealer has documentation of your foreign status and has no actual knowledge to the contrary (or you otherwise establish an exemption from information reporting).

     New rules have been issued to consolidate and modify the current certification requirements and means by which you may claim exemption from United States federal income tax withholding and from backup withholding. These rules apply to payments made after December 31, 2000 and provide certain presumptions regarding your tax status if you do not provide appropriate documentation to make this determination. You must provide certification that complies with these new rules, where required, by the first payment date after these rules become effective. If you are claiming benefits under an income tax treaty, you may be required to obtain a taxpayer identification number and to certify your eligibility under the applicable treaty's limitations on benefits articles in order to comply with the new rules. Because these rules may apply differently to different holders, you are urged to consult your own tax advisor regarding the application of these rules to you.

     Under the new rules, these payments also will not be subject to information reporting or backup withholding, unless the broker, custodian, nominee or other dealer is (1) a United States person, (2) the government of the United States or the government of any State or political subdivision of any State (or any agency or instrumentality of any of these governmental units), (3) a controlled foreign corporation for United States tax purposes,
(4) a foreign partnership that is either engaged in a United States trade or business or whose United States partners in the aggregate hold more than 50% of the income or capital interest in the partnership, (5) a foreign person 50% or more of whose gross income for a certain period is effectively connected with a United States trade or business, or (6) a United States branch of a foreign bank or insurance company. If your broker falls into one of the preceding categories, information reporting will generally be required for payments made to you unless the broker has documentation of your foreign status and the broker has no actual knowledge to the contrary of your status (or you otherwise establish an exemption from information reporting).

     Payment of the proceeds from a sale of notes to or through the United States office of a broker is subject to information reporting and backup withholding, unless you certify as to your non-United States status or otherwise establish an exemption from information reporting and backup withholding.

     Any amounts withheld from your payment under the backup withholding rules would be refundable or allowable as a credit against your United States federal income tax liability.

                                  UNDERWRITING

     We entered into an underwriting agreement dated June 9, 1999 with the underwriters named below. In the underwriting agreement, we have agreed to sell to each of the underwriters and each of the underwriters has agreed to purchase from us the principal amount of the notes shown opposite its name below at the public offering price on the cover page of this global prospectus supplement.



                                             Principal Amount
Underwriter                                    of the Notes
------------------------------------------- -----------------
  Banc of America Securities LLC ..........  $1,005,000,000
  ABN AMRO Incorporated ...................      75,000,000
  Bear, Stearns & Co. Inc. ................      75,000,000
  Deutsche Bank AG London .................      75,000,000
  Lehman Brothers Inc. ....................      75,000,000
  Merrill Lynch, Pierce, Fenner & Smith
  Incorporated ...................    .....      75,000,000
  Salomon Smith Barney Inc. ...............      75,000,000
  Blaylock & Partners, L.P. ...............      15,000,000
  Utendahl Capital Partners, L.P. .........      15,000,000
  The Williams Capital Group, L.P. ........      15,000,000
                                             --------------
  Total ...................................  $1,500,000,000
                                             ==============

     The obligations of the underwriters under the underwriting agreement, including their agreement to purchase the notes from us, are several and not joint. Those obligations are also subject to the satisfaction of conditions described in the underwriting agreement. The underwriters have agreed to purchase all of the notes if any of them are purchased.

     We will receive proceeds from the sale of notes as indicated on the cover page of this global prospectus supplement, before deducting estimated offering expenses of $250,000. The underwriters may sell the notes to certain dealers at the public offering price, less a concession which will not exceed .21% of the principal amount of the notes. The underwriters and such dealers may resell the notes to other dealers at a reallowance discount which will not exceed .175% of the principal amount of the notes. After the initial offering of the notes, these concessions and reallowance discounts may change.

     The notes will be offered simultaneously in the United States and abroad.

     Each of the underwriters has represented and agreed that it has not and will not offer, sell or deliver any of the notes directly or indirectly, or distribute this global prospectus supplement or the attached prospectus or any other offering material relating to the notes, in or from any jurisdiction except in compliance with applicable laws and regulations and that will not impose any obligations on us except as set forth in the underwriting agreement.


     In particular, each underwriter has represented and agreed that:

     (1) it has not offered or sold and will not offer or sell any notes to persons in the United Kingdom prior to the expiration of the period of six months from the issue date of the notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

      (2) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be issued or passed on; and

      (3) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

     The notes are a new issue of securities and have no established trading market. We have applied to list the notes on the Luxembourg Stock Exchange. We do not intend to list the notes on any other securities exchange. We have been informed by the underwriters that they intend to purchase and sell the notes in the secondary market from time to time. However, the underwriters are not obligated to do so and may discontinue making a market for the notes at any time without giving us notice. There is no assurance that there will be a secondary market for the notes.

     In connection with the offering of the notes, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which create a short position for the underwriters. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be. Those activities, if commenced, may be discontinued at any time.

     The offer and sale of any notes by Banc of America Securities LLC or any of our other affiliates will comply with the requirements of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. regarding a member firm's underwriting securities of an affiliate. As required by Rule 2720, any such offer and sale will not be made to any discretionary account without the prior approval of the customer.

     We have agreed to indemnify the underwriters and certain other persons against certain liabilities, including liabilities under the Securities Act of 1933.

     Following the initial distribution of the notes, our affiliates may offer and sell the notes in the course of their business as a broker-dealer and may act as principal, agent or remarketing agent. This global prospectus supplement may be delivered in connection with effecting such transactions. Any such sales will be made at negotiated prices relating to prevailing market prices at the time of sale.

     Each of the underwriters or their affiliates provides or has provided investment or commercial banking services to us from time to time in the ordinary course of business.


               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

   The SEC allows us to incorporate by reference the information we file with it, which means:

     o incorporated documents are considered part of this global prospectus supplement;

     o we can disclose important information to you by referring you to those documents; and

     o information that we file with the SEC will automatically update and supersede this incorporated information.

     We incorporate by reference the documents listed below which were filed with the SEC under the Exchange Act:

     o our annual report on Form 10-K for the year ended December 31, 1998;

     o our quarterly report on Form 10-Q for the period ended March 31, 1999;
       and

     o our current reports on Form 8-K dated January 19, 1999; February 2, 1999; April 19, 1999 and April 28, 1999.

     We also incorporate by reference each of the following documents that we will file with the SEC after the date of this global prospectus supplement:

     o reports filed under Sections 13(a) and (c) of the Exchange Act;

     o definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meetings; and

     o any reports filed under Section 15(d) of the Exchange Act.

     You should assume that the information appearing in this global prospectus supplement is accurate as of the date of this global prospectus supplement only. Our business, financial position and results of operations may have changed since that date.



                             ADDITIONAL INFORMATION

     You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address:

                                 John E. Mack
                             Senior Vice President
                          Bank of America Corporation
                          Corporate Treasury Division
                                 NC1-007-23-01
                            100 North Tryon Street
                        Charlotte, North Carolina 28255
                                 (704) 386-5972

     This global prospectus supplement and the attached prospectus, together with the documents incorporated by reference, also are available free of charge at the office of Banque Generale du Luxembourg.

     You may obtain information on the operation of the SEC's public reference room by calling them directly at 1-800-SEC-0330.

                           LISTING OF THE NOTES AND
                              GENERAL INFORMATION

Listing

     We have applied to list the notes on the Luxembourg Stock Exchange. However, there can be no assurance that the notes will be accepted for listing. We do not intend to list the notes on any other securities exchange. Prior to listing, a legal notice relating to the issuance of the notes, our Restated Certificate of Incorporation and Bylaws, the Senior Indenture and the underwriting agreement will be deposited with the Chief Registrar of the District Court of Luxembourg, where those documents may be inspected and copies obtained upon request.

     As long as any of the notes are listed on the Luxembourg Stock Exchange, copies of our Restated Certificate of Incorporation and Bylaws, the Senior Indenture and the underwriting agreement and copies of this global prospectus supplement and attached prospectus, our annual report on Form 10-K for the year ended December 31, 1998 and quarterly report on Form 10-Q for the period ended March 31, 1999, as well as all future annual reports, quarterly reports and financial current reports on Form 8-K, will be available at the offices of Banque Generale du Luxembourg in the City of Luxembourg.


Independent Accountants

     The consolidated financial statements contained in the Bank of America Corporation 1998 annual report on Form 10-K have been audited by PricewaterhouseCoopers LLP, independent accountants.


Authorization

     The notes are issued under authority granted by the Board of Directors of Bank of America Corporation on April 22, 1998 and by a committee appointed by the Board of Directors on June 9, 1999.


Material Changes

     There has been no material adverse change in our financial position on a consolidated basis since the date of the latest audited financial statements incorporated herein by reference, except as disclosed in this global prospectus supplement or in the documents incorporated by reference.

     We are not a party to any legal proceeding which, if determined adversely, would materially and adversely affect our financial position or results of operations or would materially and adversely affect our ability to perform our obligations under the notes or the Senior Indenture.


Governing Law

     The notes, the Senior Indenture and the underwriting agreement are governed by, and shall be construed in accordance with, the laws of the State of New York, United States of America.


Clearing Systems

     The notes have been accepted for clearance through Euroclear and Cedel Bank (Common Code:009875921; ISIN:US 066050 CW34; CUSIP:066050 CW3).

                 PRINCIPAL EXECUTIVE OFFICE OF THE CORPORATION
                        Bank of America Corporate Center
                      Charlotte, North Carolina 28255-0065
                                     U.S.A.


                          AUDITORS OF THE CORPORATION
                           PricewaterhouseCoopers LLP
                        Bank of America Corporate Center
                                   Suite 5400
                        Charlotte, North Carolina 28202
                                     U.S.A.



                                                    UNITED STATES PAYING
           TRUSTEE                                   AND TRANSFER AGENT
       U.S. Bank Trust National Association         The Bank of New York
               100 Wall Street                  101 Barclay Street, 21 West
               New York, New York 10005           New York, New York 10286
                    U.S.A.                                 U.S.A.

                                 LEGAL ADVISORS


            To the Corporation                    To the Corporation
            as to United States law:         as to United States tax law:
    Smith Helms Mulliss & Moore, L.L.P.     Stroock & Stroock & Lavan LLP
             201 North Tryon Street                180 Maiden Lane
       Charlotte, North Carolina 28202         New York, New York 10038
                  U.S.A.                                U.S.A.

                              To the Underwriters:
                         Stroock & Stroock & Lavan LLP
                                180 Maiden Lane
                            New York, New York 10038
                                     U.S.A.


                         LISTING AGENT AND PAYING AGENT
                         Banque Generale du Luxembourg
                            50 avenue J. F. Kennedy
                               L-2951 Luxembourg

PROSPECTUS
----------
                          [NATIONS BANK LOGO APPEARS]

                                 Debt Securities
                                    Warrants
                                     Units
                                ---------------
     NationsBank Corporation ("NationsBank" or the "Corporation") may offer from time to time its unsecured debt securities, which may be either senior (the "Senior Debt Securities") or subordinated (the "Subordinated Debt Securities" and, together with the Senior Debt Securities, the "Debt Securities"). The Senior Debt Securities will rank equally with all other unsubordinated and unsecured indebtedness of the Corporation. The Subordinated Debt Securities will be subordinate in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Corporation. NationsBank also may issue and sell warrants to purchase Debt Securities ("Debt Warrants") or to purchase or sell (i) securities of an entity unaffiliated with the Corporation, a basket of such securities, an index or indices of securities or any combination of the above, (ii) currencies or currency units or (iii) commodities ("Universal Warrants", and together with Debt Warrants, the "Warrants"), as set forth in the applicable Prospectus Supplement (as defined below) on terms to be determined at the time of sale. The Corporation may satisfy its obligations, if any, with respect to any Universal Warrants by delivering underlying securities, currencies or commodities or, in the case of underlying securities or commodities, the cash value thereof, as set forth in the applicable Prospectus Supplement. Debt Securities and Warrants or any combination thereof may be offered in the form of units ("Units"). Units may be issued as Definitive Units or Book-Entry Units (each as defined herein). The Debt Securities, Warrants and Units are collectively referred to herein as "Securities".
     NationsBank may sell up to $10,000,000,000 in aggregate initial offering price of Securities (or the U.S. dollar equivalent thereof if any of the Securities are denominated in a foreign currency or currency unit), which may be offered, separately or together, in one or more series, in amounts, at prices and on terms to be determined at the time of sale and set forth in an accompanying supplement to this Prospectus (a "Prospectus Supplement"). Pursuant to the terms of the Registration Statement of which this Prospectus constitutes a part, NationsBank may also offer and sell shares of its preferred stock (the "Preferred Stock"), which may be represented by depositary shares (the "Depositary Shares"), and shares of its common stock (the "Common Stock"). Any such Preferred Stock, Depositary Shares or Common Stock will be offered and issued pursuant to the terms of a separate Prospectus contained in such Registration Statement. The aggregate amount of Securities that may be offered and sold pursuant hereto is subject to reduction as the result of the sale of any Preferred Stock, Depositary Shares or Common Stock pursuant to such separate Prospectus or at the Corporation's discretion.
     The Securities may be sold for U.S. dollars, foreign denominated currency or currency units; principal of and any interest on Debt Securities and cash amounts payable with respect to Warrants or Units may likewise be payable in U.S. dollars, foreign currencies or currency units, in each case, as the Corporation specifically designates.The accompanying Prospectus Supplement will set forth the specific terms of each series of Securities.
     The Securities may be sold (i) through underwriting syndicates represented by managing underwriters, or by underwriters without a syndicate, with such underwriters to be designated at the time of sale; (ii) through agents designated from time to time; or (iii) directly by the Corporation. The names of any underwriters or agents of NationsBank involved in the sale or remarketing of the Securities, the public offering price or purchase price and any commissions or discounts will be set forth in the applicable Prospectus Supplement or a pricing supplement thereto. Any such underwriters, agents or remarketing agents may include NationsBanc Montgomery Securities LLC ("NMS"), or other affiliates of the Corporation.
     The net proceeds to the Corporation from such sale also will be set forth in such Prospectus Supplement or pricing supplement.
     Following the initial distribution of any such Securities, NMS or other affiliates of the Corporation may offer and sell previously issued Securities in the course of their business as a broker-dealer and may act as a principal or agent in such transactions. This Prospectus and the accompanying Prospectus Supplement may be used in connection with such transactions. Any such sales will be made at negotiated prices relating to prevailing market prices at the time of sale.
     This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.
                                ---------------
THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR BANK DEPOSITS, ARE NOT OBLIGATIONS OF OR GUARANTEED BY ANY BANKING OR NONBANKING AFFILIATE OF NATIONSBANK, ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT
  AGENCY AND INVOLVE INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA (THE "COMMISSIONER") OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION, THE COMMISSIONER OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                ---------------
                  The date of this Prospectus is May 21, 1998

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents, previously filed by the Corporation with the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), are incorporated herein by reference:

      (a) The Corporation's Annual Report on Form 10-K for the year ended December 31, 1997 as filed March 13, 1998;

      (b) The Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 as filed May 15, 1998;

      (c) The Corporation's Current Reports on Form 8-K filed January 14, 1998, January 22, 1998, February 3, 1998, March 13, 1998, March 23, 1998, April
    15, 1998, April 16, 1998, April 17, 1998 (as amended by Form 8-K/A-1 filed April 24, 1998 and Form 8-K/A-2 filed May 18, 1998), May 6, 1998 and May 13, 1998; and

      (d) The description of the Corporation's Common Stock contained in its registration statement filed pursuant to Section 12 of the 1934 Act, as modified by the Corporation's Current Report on Form 8-K filed on January 22, 1998.

     All reports and any definitive proxy or information statements filed by the Corporation with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the later of (i) the termination of the offering of the Securities offered hereby or (ii) the date on which NMS or any other affiliate of the Corporation ceases offering and selling previously issued Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Corporation will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to John E. Mack, Senior Vice President and Treasurer, NationsBank Corporation, NationsBank Corporate Center, Corporate Treasury Division, Charlotte, North Carolina 28255. Telephone requests may be directed to (704) 386-5972.


                             AVAILABLE INFORMATION

     NationsBank is subject to the informational requirements of the 1934 Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the following public reference facilities maintained by the Commission: 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, upon payment of prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers who file electronically with the Commission. The address of that site is http://www.sec.gov. In addition, reports, proxy statements and other information concerning NationsBank may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and at the offices of the Pacific Exchange Inc., 301 Pine Street, San Francisco, California 94104.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES DESCRIBED HEREIN. SPECIFICALLY, THE UNDERWRITERS OR AGENTS SPECIFIED IN THE RELEVANT PROSPECTUS SUPPLEMENT OR PRICING SUPPLEMENT MAY OVERALLOT

IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE SECURITIES OR ANY SECURITIES THE PRICES OF WHICH MAY BE USED TO DETERMINE PAYMENTS ON THE SECURITIES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."


                            NATIONSBANK CORPORATION

General

     NationsBank is a North Carolina corporation and a multi-bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "Act"), with its principal assets being the stock of its subsidiaries. Through its banking subsidiaries (the "Banks") and various nonbanking subsidiaries, the Corporation provides banking and certain nonbanking financial services and products primarily throughout the Mid-Atlantic (Maryland, Virginia and the District of Columbia), the Midwest (Illinois, Iowa, Kansas and Missouri), the Southeast (Florida, Georgia, Kentucky, North Carolina, South Carolina and Tennessee) and the Southwest (Arkansas, New Mexico, Oklahoma and Texas). The principal executive offices of the Corporation are located at NationsBank Corporate Center in Charlotte, North Carolina 28255. The Corporation's telephone number is (704) 386-5000.


Operations

     The Corporation provides a diversified range of banking and certain nonbanking financial services and products through its various subsidiaries. Management reports the results of the Corporation's operations through four business segments: Consumer Banking, Middle Market, Asset Management, and Corporate Finance.

     The Consumer Banking segment provides comprehensive retail banking services through multiple delivery channels including approximately 3,000 banking centers and 7,000 automated teller machines providing fully-automated, 24-hour cash dispensing and deposit services. These delivery channels are located throughout the Corporation's franchise and serve 16 million households in 16 states and the District of Columbia. In addition, this segment provides specialized services such as the origination and servicing of residential mortgage loans, issuance and service of credit cards, direct banking via telephone and personal computer, student lending and certain insurance services. The consumer finance component provides personal, mortgage, home equity and automobile loans to consumers, retail finance programs to dealers and lease financing to purchasers of new and used cars. Consumer Banking also provides commercial banking services to companies and other commercial entities with annual revenues of less than $10 million.

     The Middle Market segment provides a broad array of commercial banking services for companies and other commercial entities with revenues between $10 million and $250 million annually including: commercial lending, treasury and cash management services, asset-backed lending, leasing and factoring. Also included in this segment is NationsCredit Commercial Corporation, which provides commercial financing activities including: equipment loans and leases, loans for debt restructuring, mergers and working capital, real estate and health care financing and inventory financing to manufacturers, distributors and dealers.

     The Asset Management segment includes businesses that provide full service and discount brokerage, investment advisory, investment management and advisory services for the Nations Funds family of mutual funds. Within the Asset Management segment, the Private Client Group provides asset management, banking and trust services for wealthy individuals, business owners and corporate executives and the private foundations established by them.

     Corporate Finance provides a broad array of banking and investment banking products and services to domestic and international corporations, institutions and other customers through its Capital Markets, Real Estate and Transaction Products units. The Corporate Finance segment serves as a principal lender and investor, as well as an advisor, and manages treasury and trade transactions for clients and customers. Loan origination and syndication, asset-backed lending, project finance and mergers and acquisitions consulting are representative of the services provided. These services are provided through various domestic and international offices. Through its Section 20 subsidiary, NMS, Corporate Finance is a primary dealer of U.S. Government Securities and underwrites, distributes and makes markets in high-grade and high-yield debt securities and equity securities. Additionally, Corporate Finance is a market maker in derivative products which include swap agreements, option contracts, forward settlement contracts, financial futures and other derivative products in certain interest rate, foreign exchange, commodity and equity markets. In support of these activities, Corporate Finance takes positions to support client demands and its own account. Major centers for the above activities are Charlotte, Chicago, London, New York, San Francisco, Singapore and Tokyo.

     As part of its operations, the Corporation regularly evaluates the potential acquisition of, and holds discussions with, various financial institutions and other businesses of a type eligible for bank holding company ownership or control. In addition, the Corporation regularly analyzes the values of, and submits bids for, the acquisition of customer-based funds and other liabilities and assets of such financial institutions and other businesses. The Corporation also regularly considers the potential disposition of certain of its assets, branches, subsidiaries or lines of businesses. As a general rule, the Corporation publicly announces any material acquisitions or dispositions when a definitive agreement has been reached.


Government Supervision and Regulation

     General

     As a registered bank holding company, the Corporation is subject to the supervision of, and to regular inspection by, the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). The Banks are principally organized as national banking associations, which are subject to regulation, supervision and examination by the Office of the Comptroller of the Currency (the "Comptroller"). The Banks are also subject to regulation by the Federal Deposit Insurance Corporation (the "FDIC") and other federal and state regulatory agencies. In addition to banking laws, regulations and regulatory agencies, the Corporation and its subsidiaries and affiliates are subject to various other laws and regulations and supervision and examination by other regulatory agencies, all of which directly or indirectly affect the operations and management of the Corporation and its ability to make distributions. The following discussion summarizes certain aspects of those laws and regulations that affect the Corporation.

     The activities of the Corporation, and those of companies which it controls or in which it holds more than 5% of the voting stock, are limited to banking or managing or controlling banks or furnishing services to or performing services for its subsidiaries, or any other activity which the Federal Reserve Board determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making such determinations, the Federal Reserve Board is required to consider whether the performance of such activities by a bank holding company or its subsidiaries can reasonably be expected to produce benefits to the public such as greater convenience, increased competition or gains in efficiency that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. Generally, bank holding companies, such as the Corporation, are required to obtain prior approval of the Federal Reserve Board to engage in any new activity or to acquire more than 5% of any class of voting stock of any company.

     Bank holding companies are also required to obtain the prior approval of the Federal Reserve Board before acquiring more than 5% of any class of voting stock of any bank which is not already majority-owned by the bank holding company. Pursuant to the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking and Branching Act"), a bank holding company became able to acquire banks in states other than its home state, beginning September 29, 1995, without regard to the permissibility of such acquisitions under state law, but subject to any state requirement that the bank to be acquired has been organized and operating for a minimum period of time, not to exceed five years, and the requirement that the bank holding company, prior to or following the proposed acquisition, controls no more than 10% of the total amount of deposits of insured depository institutions in the United States and no more than 30% of such deposits in that state (or such lesser or greater amount set by state law).

     The Interstate Banking and Branching Act also authorizes banks to merge across state lines, thereby creating interstate branches. This provision, which became effective June 1, 1997, allowed each state, prior to the effective date, the opportunity to "opt out" of this provision, thereby prohibiting interstate branching within that state. Of those states in which the Banks are located, only Texas has adopted legislation purporting to "opt out" of the interstate branching provisions (which Texas law currently expires on September 2, 1999). Furthermore, pursuant to the Interstate Banking and Branching Act, a bank is now able to open new branches in a state in which it does not already have banking operations if such state enacts a law permitting such de novo branching. To the extent permitted under these laws, the Corporation plans to consolidate its banking subsidiaries (with the exception of NationsBank of Delaware, N.A.) into a single bank as soon as practicable. The Corporation currently operates two interstate banks (i.e., banks with banking centers in more than one state):
NationsBank, N.A., headquartered in Charlotte, North Carolina, with offices in Arkansas, Florida, Georgia, Illinois, Iowa, Kansas, Maryland, Missouri, New Mexico, North Carolina, Oklahoma, South Carolina, Texas, Virginia and the District of Columbia; and Barnett Bank, N.A., headquartered in Jacksonville, Florida (which the Corporation expects to merge into NationsBank, N.A. in the fourth quarter of 1998), with offices in Florida and Georgia. Separate banks continue to operate in Delaware, Florida, Kentucky (which the Corporation has agreed to sell) and Tennessee. As previously described, the Corporation regularly evaluates merger and acquisition opportunities, and it anticipates that it will continue to evaluate such opportunities.

     Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies. The likelihood and timing of any such proposals or bills and the impact they might have on the Corporation and its subsidiaries cannot be determined at this time.


     Capital and Operational Requirements

     The Federal Reserve Board, the Comptroller and the FDIC have issued substantially similar risk-based and leverage capital guidelines applicable to United States banking organizations. In addition, those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels, whether because of its financial condition or actual or anticipated growth. The Federal Reserve Board risk-based guidelines define a two-tier capital framework. Tier 1 capital consists of common and qualifying preferred shareholders' equity, less certain intangibles and other adjustments. Tier 2 capital consists of subordinated and other qualifying debt, and the allowance for credit losses up to 1.25% of risk-weighted assets. The sum of Tier 1 and Tier 2 capital less investments in unconsolidated subsidiaries represents qualifying total capital, at least 50% of which must consist of Tier 1 capital. Risk-based capital ratios are calculated by dividing Tier 1 and total capital by risk-weighted assets. Assets and off-balance sheet exposures are assigned to one of four categories of risk-weights, based primarily on relative credit risk. The minimum Tier 1 capital ratio is 4% and the minimum total capital ratio is 8%. The Corporation's Tier 1 and total risk-based capital ratios under these guidelines at March 31, 1998 were 6.80% and 11.19%, respectively.

     The leverage ratio is determined by dividing Tier 1 capital by adjusted average total assets. Although the stated minimum ratio is 3%, most banking organizations are required to maintain ratios of at least 100 to 200 basis points above 3%. The Corporation's leverage ratio at March 31, 1998 was 5.64%. Management believes that the Corporation meets its leverage ratio requirement.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, identifies five capital categories for insured depository institutions (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and requires the respective Federal regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements within such categories. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Failure to meet the capital guidelines could also subject a banking institution to capital raising requirements. An "undercapitalized" bank must develop a capital restoration plan and its parent holding company must guarantee that bank's compliance with the plan. The liability of the parent holding company under any such guarantee is limited to the lesser of 5% of the bank's assets at the time it became "undercapitalized" or the amount needed to comply with the plan. Furthermore, in the event of the bankruptcy of the parent holding company, such guarantee would take priority over the parent's general unsecured creditors. In addition, FDICIA requires the various regulatory agencies to prescribe certain non-capital standards for safety and soundness relating generally to operations and management, asset quality and executive compensation and permits regulatory action against a financial institution that does not meet such standards.

     The various regulatory agencies have adopted substantially similar regulations that define the five capital categories identified by FDICIA, using the total risk-based capital, Tier 1 risk-based capital and leverage capital ratios as the relevant capital measures. Such regulations establish various degrees of corrective action to be taken when an institution is considered undercapitalized. Under the regulations, a "well capitalized" institution must have a Tier 1 capital ratio of at least 6%, a total capital ratio of at least 10% and a leverage ratio of at least 5% and not be subject to a capital directive order. An "adequately capitalized" institution must have a Tier 1 capital ratio of at least 4%, a total capital ratio of at least 8% and a leverage ratio of at least 4%, or 3% in some cases. Under these guidelines, each of the Banks is considered well capitalized.

     Banking agencies have also adopted final regulations which mandate that regulators take into consideration (i) concentrations of credit risk; (ii) interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance-sheet position); and (iii) risks from non-traditional activities, as well as an institution's ability to manage those risks, when determining the adequacy of an institution's capital. That evaluation will be made as a part of the institution's regular safety and soundness examination. In addition, the banking agencies have amended their regulatory capital guidelines to incorporate a measure for market risk. In accordance with the amended guidelines, the Corporation and any Bank with significant trading activity (as defined in the amendment) must incorporate a measure for market risk in their regulatory capital calculations effective for reporting periods after January 1, 1998. The revised guidelines are not expected to have a material impact on the Corporation or the Banks' regulatory capital ratios or their well capitalized status.


     Distributions

     The Corporation's funds for cash distributions to its shareholders are derived from a variety of sources, including cash and temporary investments. The primary source of such funds, however, is dividends received from the Banks. Each of the Banks is subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of the bank or bank holding company that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof.

     In addition to the foregoing, the ability of the Corporation and the Banks to pay dividends may be affected by the various minimum capital requirements and the capital and non-capital standards established under FDICIA, as described above. The right of the Corporation, its shareholders and its creditors to participate in any distribution of the assets or earnings of its subsidiaries is further subject to the prior claims of creditors of the respective subsidiaries.


     Source of Strength

     According to Federal Reserve Board policy, bank holding companies are expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary. This support may be required at times when a bank holding company may not be able to provide such support. Similarly, under the cross-guarantee provisions of the Federal Deposit Insurance Act, in the event of a loss suffered or anticipated by the FDIC -- either as a result of default of a banking or thrift subsidiary of the registrant or related to FDIC assistance provided to a subsidiary in danger of default -- the other Banks may be assessed for the FDIC's loss, subject to certain exceptions.


                                USE OF PROCEEDS

     The net proceeds from the sale of the Securities will be used for general corporate purposes, including the Corporation's working capital needs, the funding of investments in, or extensions of credit to, its banking and nonbanking subsidiaries, possible acquisitions of other financial institutions or their assets or liabilities, possible acquisitions of or investments in other businesses of a type eligible for bank holding companies and possible reduction of outstanding indebtedness or repurchase of outstanding equity securities of the Corporation. Pending such use, the Corporation may temporarily invest the net proceeds. The Corporation may, from time to time, engage in additional capital financings of a character and in amounts to be determined by the Corporation in light of its needs at such time or times and in light of prevailing market conditions. If the Corporation elects at the time of issuance of Securities to make different or more specific use of proceeds other than that set forth herein, such use will be described in the applicable Prospectus Supplement.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following are the Corporation's consolidated ratios of earnings to fixed charges for the three months ended March 31, 1998 and for each of the years in the five-year period ended December 31, 1997:

                                                                             Year Ended
                                                                            December 31,
                                         Three Months Ended --------------------------------------------
                                           March 31, 1998     1997     1996     1995     1994     1993
                                        ------------------- -------- -------- -------- -------- --------
Ratio of Earnings to Fixed Charges:
  Excluding interest on deposits ......          1.5            2.0      2.0      1.8      2.0      2.6
  Including interest on deposits ......          1.3            1.5      1.5      1.4      1.5      1.6

     For purposes of computing the consolidated ratios, earnings represent net income of the Corporation plus applicable income taxes and fixed charges, less capitalized interest and the equity in undistributed earnings of unconsolidated subsidiaries and associated companies. Fixed charges represent interest expense (exclusive of interest on deposits in one case and inclusive of such interest in the other), capitalized interest, amortization of debt discount and appropriate issuance costs and one-third (the amount deemed to represent an appropriate interest factor) of net rent expense under all lease commitments.


                              PLAN OF DISTRIBUTION

     The Corporation may offer and sell the Securities in one or more of the following ways: (i) through underwriters or dealers; (ii) through agents; or
(iii) directly by the Corporation to one or more purchasers. Such underwriters, dealers or agents may be NMS or other affiliates of NationsBank. The Prospectus Supplement with respect to a particular offering of a series of Securities will set forth the terms of the offering of such Securities, including the name or names of any underwriters or agents with whom NationsBank has entered into arrangements with respect to the sale of such Securities, the public offering or purchase price of such Securities and the proceeds to the Corporation from such sales, and any underwriting discounts, agency fees or commissions and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions to be allowed or reallowed or paid to dealers and the securities exchange, if any, on which such Securities may be listed.

     If underwriters are used in the offer and sale of Securities, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by managing underwriters, or by underwriters without a syndicate, all of which underwriters in either case will be designated in the applicable Prospectus Supplement. Unless otherwise set forth in the applicable Prospectus Supplement, under the terms of the underwriting agreement, the obligations of the underwriters to purchase Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Securities also may be offered and sold directly by the Corporation or through agents designated by the Corporation from time to time. Any agent involved in the offer or sale of the Securities with respect to which this Prospectus is delivered will be named in, and any commissions payable by the Corporation to such agent will be set forth in or calculable from, the applicable Prospectus Supplement or a pricing supplement thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     Securities may also be offered and sold, if so indicated in the Prospectus Supplement, in connection with a remarketing after their purchase, in accordance with their terms, by one or more firms, including NMS or other affiliates of the Corporation ("remarketing agents"), acting as principal for their accounts or an agent for the Corporation. Any remarketing agent will be identified and the terms of its agreement with the Corporation described in a Prospectus Supplement.

     If so indicated in the applicable Prospectus Supplement relating to Debt Securities, the Corporation may authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase Debt Securities from the Corporation at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts ("Delayed Delivery Contracts") providing for payment and delivery on the date or dates stated in the Prospectus Supplement. Each Delayed Delivery Contract will be for an amount of Debt Securities not less than and, unless the Corporation otherwise agrees, the aggregate amount of Debt Securities sold pursuant to Delayed Delivery Contracts shall be not more than the respective minimum and maximum amounts stated in the Prospectus Supplement. Institutions with which Delayed Delivery Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions, but shall in all cases be subject to the approval of the Corporation in its sole discretion. The obligations of the purchaser under any Delayed Delivery Contract to pay for and take delivery of Debt Securities will not be subject to any conditions except that (i) the purchase of Debt Securities by such institution shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such institution is subject; and (ii) any related sale of Debt Securities to underwriters shall have occurred. A commission set forth in the Prospectus Supplement will be paid to underwriters soliciting purchases of Debt Securities pursuant to Delayed Delivery Contracts accepted by the Corporation. The underwriters will not have any responsibility in respect of the validity or performance of Delayed Delivery Contracts.

     Any series of Securities offered and sold pursuant to this Prospectus and the applicable Prospectus Supplement will be new issues of securities with no established trading market. Any underwriters to whom Securities are sold by the Corporation for public offering and sale may make a market in such Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Securities.

     Any underwriter, dealer or agent participating in the distribution of any Securities may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, as amended (the "1933 Act"), of the Securities so offered and sold, and any discounts or commissions received by them from NationsBank and any profit realized by them on the sale or resale of the Securities may be deemed to be underwriting discounts and commissions under the 1933 Act.

     In order to facilitate the offering of the Securities, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Securities or any other securities the prices of which may be used to determine payments on such Securities. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the Securities for their own accounts. In addition, to cover overallotments or to stabilize the price of the Securities or of any such other securities, the underwriters may bid for, and purchase, the Securities or any such other securities in the open market. Finally, in any offering of the Securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Securities in the offering if the syndicate repurchases previously distributed Securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Securities above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Under agreements entered into with the Corporation, underwriters, dealers, agents and remarketing agents may be entitled to indemnification by the Corporation against certain civil liabilities, including liabilities under the 1933 Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof.

     NMS is a broker-dealer and a direct subsidiary of the Corporation. Each initial offering and any remarketing of Securities involving NMS or any other affiliate of the Corporation will be conducted in compliance with the requirements of Rule 2720 of the National Association of Securities Dealers, Inc. (the "NASD") regarding a NASD member firm's distribution of the securities of an affiliate. Following the initial distribution of the Securities, NMS may offer and sell such Securities in secondary markets transactions at negotiated prices relating to prevailing prices at the time of sale or otherwise. NMS may act as principal or agent in such transactions. This Prospectus and related Prospectus Supplements may be used by NMS in connection with such transactions.


     NMS will not execute a transaction in the Securities in a discretionary account without the prior written specific approval of NMS's customer. NMS has no obligation to make a market in the Securities and may discontinue its market-making activities at any time without notice, at its sole discretion. Futhermore, NMS may be required to discontinue its market-making activities during periods when the Corporation is involved in a distribution of certain of its securities or when NMS, by virtue of its affiliation with the Corporation, is aware of material non-public information relating to the Corporation. In such instance, NMS would not be able to recommence its market-making activities until such distribution has been completed or such information has become publicly available. It is not possible to determine the impact, if any, that any such discontinuance may have on the market for the Securities. While other broker-dealers may make a market in the Securities from time to time, there can be no assurance that any broker-dealer will do so at any time when NMS discontinues its market-making activities.

     Underwriters, dealers and agents also may be customers of, engage in transactions with, or perform other services for the Corporation in the ordinary course of business.


                         DESCRIPTION OF DEBT SECURITIES

     Any Senior Debt Securities offered hereby are to be issued under an Indenture dated as of January 1, 1995 (such Indenture, as it may be amended from time to time, the "Senior Indenture") between the Corporation and U.S. Bank Trust National Association, as successor Trustee to BankAmerica National Trust Company (the "Senior Trustee"). Any Subordinated Debt Securities offered hereby are to be issued under an Indenture dated as of January 1, 1995 (such Indenture, as it may be amended from time to time, the "Subordinated Indenture") between the Corporation and The Bank of New York, Trustee (the "Subordinated Trustee" and, together with the Senior Trustee, the "Trustees"). Each of the Senior Indenture and the Subordinated Indenture (each, an "Indenture" and together, the "Indentures") is incorporated by reference in the Registration Statement of which this Prospectus forms a part.

     The following summaries of certain provisions of the Indentures do not purport to be complete and are subject to and qualified in their entirety by reference to the provisions of the applicable Indentures. Whenever particular sections or defined terms of the Indentures are referred to, it is intended that such sections or defined items shall be incorporated herein by reference. Unless otherwise indicated, capitalized terms shall have the meanings ascribed to them in the Indentures.


General

     The respective Indentures provide that there is no limitation on the amount of debt securities that may be issued thereunder from time to time. The amount of Debt Securities that may be offered and sold pursuant to this Prospectus, however, is limited to the aggregate initial offering price of the securities registered under the Registration Statement of which this Prospectus forms a part, subject to reduction as the result of the sale by the Corporation of other securities under the Registration Statement.

     The Debt Securities will be direct, unsecured obligations of the Corporation. The Senior Debt Securities of each series will rank equally with all unsecured senior debt of the Corporation. The Subordinated Debt Securities of each series will be subordinate and junior in right of payment to the prior payment in full of all Senior Indebtedness (as hereinafter defined) of the Corporation. See "DESCRIPTION OF DEBT SECURITIES -- Subordination."

     The Debt Securities will be issued in fully registered form without coupons. The Debt Securities may be denominated in U.S. dollars or in another currency or currency unit. Unless otherwise set forth in the applicable Prospectus Supplement, any Debt Securities that are denominated in U.S. dollars will be issued in denominations of $1,000 or an integral multiple thereof. If any of the Debt Securities are denominated in a foreign currency or currency unit, or if principal of (or premium, if any, on) or any interest on any of the Debt Securities is payable in any foreign currency or currency unit, the authorized denominations, as well as any investment considerations, restrictions, tax consequences, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currency unit, will be set forth in the Prospectus Supplement relating thereto.

     The Debt Securities may be issued in one or more series with the same or various maturities. Certain Debt Securities may be issued which provide for an amount less than the principal amount thereof to be due and payable in the event of an acceleration of the maturity thereof (each an "Original Issue Discount Security"). Original Issue Discount Securities may bear no interest or may bear interest at a rate which at the time of issuance is below market rates and will be sold at a discount (which may be substantial) below their stated principal amount. Certain Debt Securities may be issued or be deemed to be issued with original issue discount for United States Federal income tax purposes. The Prospectus Supplement with respect to any series of Debt Securities issued with such original issue discount will contain a discussion of Federal income tax considerations with respect thereto.

     The particular terms of each series of Debt Securities to be offered and sold will be described in the Prospectus Supplement relating to such series of Debt Securities, including: (i) the designation of the particular series; (ii) the aggregate principal amount of such series that may be authenticated and delivered under the applicable Indenture; (iii) the person to whom any interest on any Debt Security of the series shall be payable, if other than the person in whose name the Debt Security (or one or more predecessor Debt Securities) is registered at the close of business on the regular record date for such interest; (iv) the date or dates on which the principal of the Debt Securities of such series is payable; (v) the rate or rates, and if applicable the method used to determine the rate, at which the Debt Securities of such series shall bear interest, if any, the date or dates from which such interest shall accrue, the date or dates on which such interest shall be payable and the record date or dates for the interest payable on any Debt Securities on any interest payment date; (vi) the place or places at which, subject to the provisions of the applicable Indenture, the principal of (and premium, if any, on) and any interest on Debt Securities of such series shall be payable, any Debt Securities of the series may be surrendered for registration of transfer, and notices and demands to or upon the Corporation in respect of the Debt Securities of the series and the Indenture may be served; (vii) the obligation, if any, of the Corporation to redeem or purchase Debt Securities of such series, at the option of the Corporation or at the option of a holder thereof, pursuant to any sinking fund or other redemption provisions and the period or periods within which, the price or prices at which and the terms and conditions upon which Debt Securities of the series may be so redeemed or purchased, in whole or in part; (viii) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which any Debt Securities of such series shall be issuable; (ix) if other than the principal amount thereof, the portion of the principal amount of Debt Securities of such series which shall be payable upon declaration of acceleration of the maturity thereof; (x) the currency, currencies or currency units in which payment of the principal of (and premium, if any, on) and any interest on any Debt Securities of the series shall be payable if other than the currency of the United States of America and the manner of determining the equivalent thereof in the currency of the United States of America for purposes of the applicable Indenture; (xi) if the principal of (and premium, if any, on) or any interest on the Debt Securities of the series is to be payable, at the election of the Corporation or a holder thereof, in one or more currencies or currency units, other than that or those in which the Debt Securities are stated to be payable, the currency or currencies in which payment of the principal of (and premium, if any, on) and any interest on Debt Securities of such series as to which such election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made; (xii) whether the amount of payments of principal of (and premium, if any) or interest on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may be based on one or more currencies, commodities, equity indices or other indices) and the manner in which such amount shall be determined; (xiii) whether the Debt Securities will be issued in book-entry only form; (xiv) the identification or method of selection of any interest rate calculation agents, exchange rate calculation agents or other agents with respect to Debt Securities of such series; (xv) if either or both of Section 14.02 (defeasance) or Section 14.03 (covenant defeasance) of the applicable Indenture do not apply to the Debt Securities of the series; (xvi) any provisions relating to the extension of maturity of, or the renewal of, Debt Securities of such series; and (xvii) any other terms of the Debt Securities of such series (which terms shall not be inconsistent with the provisions of the applicable Indenture).

     The ability of NationsBank to make payments of principal of (and premium, if any, on) and any interest on the Debt Securities may be affected by the ability of the Banks to pay dividends. The ability of the Banks, as well as of the Corporation, to pay dividends in the future currently is, and could be further, influenced by bank regulatory requirements and capital guidelines. See "NATIONSBANK CORPORATION -- Government Supervision and Regulation."

     Neither the Senior Indenture nor the Subordinated Indenture contains provisions that would provide protection to holders of Debt Securities against a decline in credit quality resulting from takeovers, recapitalizations, the incurrence of additional indebtedness or similar restructurings by the Corporation. If credit quality declines as a result of such an event, or otherwise, the ratings of any Debt Securities then outstanding may be withdrawn or downgraded.


Conversion

     The Debt Securities of any series may be convertible, at the option of the holder or the Corporation, into Preferred Stock, Depositary Shares, Common Stock or other Debt Securities if the Prospectus Supplement relating to such series of Debt Securities so provides. In such case, such Prospectus Supplement will set forth (i) the period(s) during which such conversion may be elected;
(ii) the conversion price payable and the number of shares or amount of Preferred Stock, Depositary Shares, Common Stock or other Debt Securities purchasable upon conversion, and adjustments thereto, if any, in certain events; (iii) the procedures for electing such conversion; and (iv) all other terms for such conversion (which terms shall not be inconsistent with the provisions of the applicable Indenture).


Exchange, Registration and Transfer

     At the option of the holder, subject to the terms of the applicable Indenture, Debt Securities of any series (other than Debt Securities issued in book-entry form) will be exchangeable for other Debt Securities of the same series and of an equal aggregate principal amount and tenor of any authorized denominations.

     Debt Securities of a series may be presented for exchange as provided above, and may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office of the Security Registrar or at the office of any transfer agent of the Corporation designated and maintained for such purpose with respect to such Debt Securities pursuant to the terms of the applicable Indenture, as referred to in an applicable Prospectus Supplement. Such transfer or exchange will be effected upon the Security Registrar or transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. No service charge shall be made for any exchange or registration of transfer of Debt Securities, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

     If a Prospectus Supplement refers to any transfer agents (in addition to the Security Registrar) designated by the Corporation with respect to any series of Debt Securities, the Corporation may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Corporation will be required to maintain a transfer agent in each place of payment for such series. The Corporation may at any time designate additional transfer agents with respect to any series of Debt Securities.

     The Corporation shall not be required to (i) issue, exchange or register the transfer of any Debt Security of any series to be redeemed for a period of 15 days next preceding any selection of such Debt Securities to be redeemed; or
(ii) exchange or register the transfer of any Debt Security so selected, called or being called for redemption, except the unredeemed portion of any Debt Security being redeemed in part.

     For a discussion of restrictions on the exchange, registration and transfer of Global Securities (hereinafter defined), see "REGISTRATION AND SETTLEMENT."


Payment and Paying Agents

     Unless otherwise indicated in an applicable Prospectus Supplement, principal of (and premium, if any, on) and any interest on Debt Securities will be payable, subject to any applicable laws and regulations, at the offices of such paying agents as the Corporation may designate from time to time pursuant to the applicable Indenture, except that, at the option of the Corporation, payment of any interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Security Register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of interest on a Debt Security on any interest payment date generally will be made to the person in whose name such Debt Security is registered at the close of business on the regular record date for such interest payment date. For a discussion of payment of principal and any premium or interest with respect to Global Securities, see "REGISTRATION AND SETTLEMENT."

     The Corporation initially has designated the principal corporate trust offices of the Senior Trustee and the Subordinated Trustee in the City of New York as the places where the Senior Debt Securities and Subordinated Debt Securities, respectively, may be presented for payment. The Corporation may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts. Any other paying agents designated by the Corporation for the Debt Securities of each series will be named in an applicable Prospectus Supplement.



Subordination

     The Subordinated Debt Securities are subordinate and subject, to the extent and in the manner set forth in the Subordinated Indenture, in right of payment to the prior payment in full of all Senior Indebtedness of the Corporation. "Senior Indebtedness" is defined by the Subordinated Indenture as any indebtedness for money borrowed (including all indebtedness of the Corporation for borrowed and purchased money of the Corporation, all obligations of the Corporation arising from off-balance sheet guarantees by the Corporation and direct credit substitutes, and obligations of the Corporation associated with derivative products such as interest and foreign exchange rate contracts and commodity contracts) that is outstanding on the date of execution of the Subordinated Indenture, or is thereafter created, incurred or assumed, for the payment of which the Corporation is at the time of determination responsible or liable as obligor, guarantor or otherwise, and all deferrals, renewals, extensions and refundings of any such indebtedness or obligations, other than the Subordinated Debt Securities or any other indebtedness as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness is subordinate in right of payment to any other indebtedness of the Corporation. The Prospectus Supplement relating to each series of Subordinated Debt Securities will set forth the aggregate amount of then outstanding Senior Indebtedness of the Corporation and any limitation on the issuance of additional Senior Indebtedness.

     No payment on account of principal of (and premium, if any, on) or any interest on the Subordinated Debt Securities shall be made, and no Subordinated Debt Securities shall be purchased, either directly or indirectly, by the Corporation or any of its subsidiaries, if any default or event of default with respect to any Senior Indebtedness shall have occurred and be continuing and the Corporation and the Subordinated Trustee shall have received written notice thereof from the holders of at least 10% in principal amount of any kind or category of any Senior Indebtedness (or the representative or representatives of such holders) or the Subordinated Trustee shall have received written notice thereof from the Corporation.

     In the event that any Subordinated Debt Security is declared due and payable before the date specified therein as the fixed date on which the principal thereof is due and payable pursuant to the Subordinated Indenture, or upon any payment or distribution of assets of the Corporation of any kind or character to creditors upon any dissolution or winding up or total or partial liquidation or reorganization of the Corporation, all principal of (and premium, if any, on) and any interest due or to become due upon all Senior Indebtedness shall first be paid in full before the holders of the Subordinated Debt Securities (the "Subordinated Debt Holders"), or the Subordinated Trustee, shall be entitled to retain any assets (other than shares of stock of the Corporation as reorganized or readjusted or securities of the Corporation or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is subordinated, at least to the same extent as the Subordinated Debt Securities, to the payment of all Senior Indebtedness which may at the time be outstanding, provided that the rights of the holders of the Senior Indebtedness are not altered by such reorganization or readjustment), so paid or distributed in respect of the Subordinated Debt Securities (for principal or interest, if any). Upon such dissolution or winding up or liquidation or reorganization, any payment or distribution of assets of the Corporation of any kind or character, whether in cash, property or securities (other than shares of stock of the Corporation as reorganized or readjusted or securities of the Corporation or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is subordinated, at least to the same extent as the Subordinated Debt Securities, to the payment of all Senior Indebtedness which may at the time be outstanding, provided that the rights of the holders of the Senior Indebtedness are not altered by such reorganization or readjustment), to which the Subordinated Debt Holders or the Subordinated Trustee would be entitled, except for the subordination provisions of the Subordinated Indenture, shall be paid by the Corporation or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution, or by the Subordinated Debt Holders or the Subordinated Trustee if received by them or it, directly to the holders of the Senior Indebtedness (pro rata to each such holder on the basis of the respective amounts of Senior Indebtedness held by such holder) or their representatives, to the extent necessary to pay all Senior Indebtedness in full, after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness, before any payment or distribution is made to the Subordinated Debt Holders or to the Subordinated Trustee.

     Subject to the payment in full of all Senior Indebtedness, the Subordinated Debt Holders shall be subrogated (equally and ratably with the holders of all indebtedness of the Corporation which, by its express terms, ranks on a parity with the Subordinated Debt Securities and is entitled to like rights of subrogation) to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of the Corporation applicable to the Senior Indebtedness until the Subordinated Debt Securities shall be paid in full.


Sale or Issuance of Capital Stock of Banks

     The Senior Indenture prohibits the issuance, sale or other disposition of capital stock, or securities convertible into or options, warrants or rights to acquire capital stock, of any Principal Subsidiary Bank (as defined below) or of any subsidiary which owns shares of capital stock, or securities convertible into or options, warrants or rights to acquire capital stock, of any Principal Subsidiary Bank, with the following exceptions: (a) sales of directors' qualifying shares; (b) sales or other dispositions for fair market value, if, after giving effect to such disposition and to conversion of any shares or securities convertible into capital stock of a Principal Subsidiary Bank, the Corporation would own directly or indirectly not less than 80% of each class of the capital stock of such Principal Subsidiary Bank (or any successor corporation thereto); (c) sales or other dispositions made in compliance with an order of a court or regulatory authority of competent jurisdiction; (d) any sale by a Principal Subsidiary Bank (or any successor corporation thereto) of additional shares of its capital stock to its shareholders at any price, so long as (i) prior to such sale the Corporation owns, directly or indirectly, shares of the same class and (ii) immediately after such sale, the Corporation owns, directly or indirectly, at least as great a percentage of each class of capital stock of such Principal Subsidiary Bank as it owned prior to such sale of additional shares; (e) any sale by a Principal Subsidiary Bank (or any successor corporation thereto) of additional securities convertible into shares of its capital stock to its shareholders at any price, so long as (i) prior to such sale the Corporation owns, directly or indirectly, securities of the same class and (ii) immediately after such sale the Corporation owns, directly or indirectly, at least as great a percentage of each class of such securities convertible into shares of capital stock of such Principal Subsidiary Bank as it owned prior to such sale of additional securities; (f) any sale by a Principal Subsidiary Bank (or any successor corporation thereto) of additional options, warrants or rights to subscribe for or purchase shares of its capital stock to its shareholders at any price, so long as (i) prior to such sale the Corporation owns, directly or indirectly, options, warrants or rights, as the case may be, of the same class and (ii) immediately after such sale, the Corporation owns, directly or indirectly, at least as great a percentage of each class of such options, warrants or rights, as the case may be, to subscribe for or purchase shares of capital stock of such Principal Subsidiary Bank as it owned prior to such sale of additional options, warrants or rights; or (g) any issuance of shares of capital stock, or securities convertible into or options, warrants or rights to subscribe for or purchase shares of capital stock, of a Principal Subsidiary Bank or any subsidiary which owns shares of capital stock, or securities convertible into or options, warrants or rights to acquire capital stock, of any Principal Subsidiary Bank, to the Corporation or a wholly owned subsidiary of the Corporation.

     A Principal Subsidiary Bank is defined in the Senior Indenture as any Bank (other than NationsBank of Delaware, National Association) with total assets equal to more than 10% of the Corporation's total consolidated assets.


Waiver of Covenants

     Under the terms of either Indenture, compliance with certain covenants or conditions of such Indenture may be waived by the holders of a majority in principal amount of the Debt Securities of all series to be affected thereby and at the time outstanding under that Indenture (including, in the case of holders of Senior Debt Securities, the covenant described above).


Modification of the Indentures

     Each Indenture contains provisions permitting the Corporation and the applicable Trustee to modify such Indenture or the rights of the holders of Debt Securities thereunder, with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Debt Securities of all series at the time outstanding under that Indenture and to be affected thereby (voting as one class), except that no such modification shall (a) extend the fixed maturity of, reduce the principal amount or redemption premium, if any, of, or reduce the rate of or extend the time of payment of interest on, any Debt Security without the consent of the holder of each security so affected, or (b) reduce the aforesaid percentage of Debt Securities, the consent of holders of which is required for any such modification, without the consent of the holders of all Debt Securities then outstanding under that Indenture. Each Indenture also provides that the Corporation and the respective Trustee may, from time to time, execute supplemental indentures in certain limited circumstances without the consent of any holders of outstanding Debt Securities.

     Each Indenture provides that in determining whether the holders of the requisite principal amount of the Debt Securities outstanding have given any request, demand, authorization, direction, notice, consent or waiver thereunder, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable at such time upon an event of default, and (ii) the principal amount of a Debt Security denominated in a foreign currency or currency unit shall be the U.S. dollar equivalent on the date of original issuance of such Debt Security.


Meetings and Action by Securityholders

     Each Indenture contains provisions for convening meetings of the holders of Debt Securities for certain purposes. A meeting may be called at any time by the Trustee in its discretion and shall be called by the Trustee upon request by the Corporation or the holders of at least 10% in aggregate principal amount of the Debt Securities outstanding of such series, in any case upon notice given in accordance with "Notices" below. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the applicable Indenture, or such other action taken in accordance with the terms of the applicable Indenture, will be binding on all holders of Debt Securities of that series.


Defaults and Rights of Acceleration

     An Event of Default is defined in the Subordinated Indenture generally as bankruptcy of the Corporation under Federal bankruptcy laws. An Event of Default is defined in the Senior Indenture generally as (i) the Corporation's failure to pay principal (or premium, if any) when due on any securities of a series; (ii) the Corporation's failure to pay interest on any securities of a series, within 30 days after the same becomes due; (iii) the Corporation's breach of any of its other covenants contained in the Senior Debt Securities or the Senior Indenture, which breach is not cured within 90 days after written notice to the Corporation by the Senior Trustee, or to the Corporation and the Senior Trustee by the holders of at least 25% in principal amount of all Senior Debt Securities then outstanding under the Senior Indenture and affected thereby; and (iv) certain events involving the bankruptcy, insolvency or liquidation of the Corporation.

     Each Indenture provides that if an Event of Default under the respective Indenture occurs and is continuing, either the respective Trustee or the holders of 25% in principal amount (or, if any such Debt Securities are Original Issue Discount Debt Securities, such lesser amounts as may be described in an applicable Prospectus Supplement) of the Debt Securities then outstanding under that Indenture (or, with respect to an Event of Default under the Senior Indenture due to a default in the payment of principal (or premium, if any) or interest or performance of any other covenant, the outstanding Debt Securities of all series affected by such default) may declare the principal amount of all of such Debt Securities to be due and payable immediately. Payment of principal of the Subordinated Debt Securities may not be accelerated in the case of a default in the payment of principal (or premium, if any) or interest or the performance of any other covenant of the Corporation. Upon certain conditions a declaration of an Event of Default may be annulled and past defaults may be waived by the holders of a majority in principal amount of the Debt Securities then outstanding (or of such series affected, as the case may be).


Collection of Indebtedness, etc.

     Each Indenture also provides that in the event of a failure by the Corporation to make payment of principal of (and premium, if any, on) or any interest on the Debt Securities (and, in the case of payment of interest, such failure to pay shall have continued for 30 days) and upon the demand of the respective Trustee, the Corporation will pay to such Trustee, for the benefit of the holders of the Debt Securities, the amount then due and payable on the Debt Securities for principal and interest, with interest on the overdue principal and, to the extent payment of interest shall be legally enforceable, upon overdue installments of interest at the rate borne by the Debt Securities. Each Indenture further provides that if the Corporation fails to pay such amount forthwith upon such demand, the respective Trustee may, among other things, institute a judicial proceeding for the collection thereof. However, each Indenture provides that notwithstanding any other provision of the Indenture, the holder of any Debt Security shall have the right to institute suit for the enforcement of any payment of principal of (and premium, if any, on) and any interest on such Debt Security on the respective stated maturities expressed in such Debt Security and that such right shall not be impaired without the consent of such holder.

     The holders of a majority in principal amount of the Debt Securities then outstanding under an Indenture shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under that Indenture, provided that the holders shall have offered to the Trustee reasonable indemnity against expenses and liabilities. Each Indenture requires the annual filing by the Corporation with the respective Trustee of a certificate as to the absence of default and as to compliance with the terms of that Indenture.


Notices

     Except as otherwise provided in the applicable Indenture, notices to holders of Debt Securities will be given by first-class mail to the addresses of such holders as they appear in the Security Register.


Concerning the Trustees

     The Corporation and the Banks have from time to time maintained deposit accounts and conducted other banking transactions with The Bank of New York and U.S. Bank Trust National Association, and their affiliated entities in the ordinary course of business. Each of the Trustees also serves as trustee for certain series of the Corporation's outstanding indebtedness under other indentures.


                            DESCRIPTION OF WARRANTS

     The Corporation may issue, together with Debt Securities or separately, Debt Warrants for the purchase of Debt Securities on terms to be determined at the time of issuance. The Corporation may also issue Universal Warrants to purchase or sell (i) securities of an entity unaffiliated with the Corporation, a basket of such securities, an index or indices of such securities or any combination of the above, (ii) currencies or currency units or (iii) commodities, on terms to be determined at the time of sale. The Corporation may satisfy its obligations, if any, with respect to any Universal Warrants by delivering the underlying securities, currencies or commodities or, in the case of underlying securities or commodities, the cash value thereof, as set forth in the applicable Prospectus Supplement. Warrants may be offered separately or together with one or more additional Warrants or Debt Securities or any combination thereof in the form of Units, as set forth in the applicable Prospectus Supplement. If Warrants are issued as part of a Unit, the accompanying Prospectus Supplement will specify whether such Warrants may be separated from the other Securities in such Unit prior to the Warrants' expiration date.

     The Warrants are to be issued under one or more Warrant Agreements (each, a "Warrant Agreement") to be entered into between the Corporation and a bank or trust company, as Warrant Agent (the "Warrant Agent"), and may be issued in one or more series, all as shall be set forth in the Prospectus Supplement relating thereto. The forms of Warrant Agreement for the Warrants are filed as exhibits to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the applicable Warrant Agreement and the Warrants do not purport to be complete and such summaries are subject to the detailed provisions of such Warrant Agreement to which reference is hereby made for a full description of such provisions, including the definition of certain terms used herein, and for other information regarding the Warrants. Wherever particular provisions of the Warrant Agreement are referred to, such provisions are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by such reference.

General

     The particular terms of each series of Warrants to be offered and sold will be described in the Prospectus Supplement relating to such series of Warrants, including: (i) the specific designation and aggregate number of and the price at which the Warrants will be issued; (ii) the currency or currency unit for which the Warrants may be purchased; (iii) the date on which the right to exercise the Warrants shall commence and the date (the "Warrant Expiration Date") on which such right shall expire or, if the Warrants are not continuously exercisable throughout such period, the specific date or dates on which they will be exercisable (each, a "Warrant Exercise Date," which term shall also mean, with respect to Warrants continuously exercisable for a period of time, every date during such period); (iv) whether any Warrants will be issued in global or definitive form or both; (v) any applicable United States federal income tax consequences; (vi) the identity of the Warrant Agent in respect of the Warrants and of any other depositaries, execution or paying agents, transfer agents, registrars or determination or other agents; (vii) the proposed listing, if any, of the Warrants or the securities purchasable upon exercise thereof on any securities exchange; (viii) whether the Warrants are to be sold separately or with other Securities as part of Units; and (ix) any other terms of the Warrants.

     The particular terms of each series of Debt Warrants will be described in the Prospectus Supplement relating to such series of Debt Warrants, including:
(i) the designation, aggregate principal amount, currency or composite currency unit and terms of the Debt Securities that may be purchased upon exercise of the Warrants, (ii) if applicable, the designation and terms of the Debt Securities with which the Warrants are issued and the number of the Debt Warrants issued with each of such Debt Securities, (iii) if applicable, the date on and after which the Securities and the related Debt Securities will be separately transferable and (iv) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant, the price at which and the currency or currency unit in which such principal amount of Debt Securities may be purchased upon such exercise and the method of such exercise.

     The particular terms of each series of Universal Warrants will be described in the Prospectus Supplement relating to such series of Universal Warrants, including: (i) whether such Universal Warrants are put Warrants or call Warrants; (ii) (a) the specific security, basket of securities, index or indices of securities or combination of the above, (b) currencies or currency units or (c) commodities (and, in each case, the amount thereof or the method for determining the same) purchasable or saleable upon exercise of each Universal Warrant; (iii) the price at which and the currency or currency unit with which such underlying securities, currencies or commodities may be purchased or sold upon such exercise (or the method of determining the same);
(iv) whether such exercise price may be paid in cash, by the exchange of any other Security offered with such Universal Warrants or both and the method of such exercise; and (v) whether the exercise of such Universal Warrants is to be settled in cash or by delivery of the underlying securities or commodities or both.

     Warrants of each series will be evidenced by Warrant certificates ("Warrant Certificates") in registered form, which may be global Warrants or definitive Warrants, as specified in the applicable Prospectus Supplement.

     At the option of the holder upon request confirmed in writing, and subject to the terms of the applicable Warrant Agreement, Warrants in definitive form may be presented for exchange and for registration of transfer (with the form of transfer endorsed thereon duly executed) at the corporate trust office of the Warrant Agent for such series of Warrants (or any other office indicated in the Prospectus Supplement relating to such series of Warrants) without service charge and upon payment of any taxes and other governmental charges as described in such Warrant Agreement. Such transfer or exchange will be effected only if the Warrant Agent for such series of Warrants is satisfied with the documents of title and identity of the person making the request.


Modifications

     Each Warrant Agreement and the terms of the Warrants and the Warrant Certificates may be amended by the Corporation and the Warrant Agent, without the consent of the holders, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective or inconsistent provision therein or in any other manner which the Corporation may deem necessary or desirable and which will not adversely affect the interests of the affected holders in any material respect.

     The Corporation and any Warrant Agent may also modify or amend the Warrant Agreement between them and the terms of the Warrants issued thereunder, with the consent of the owners of not less than a majority in number of the then outstanding unexercised Warrants affected, provided that no such modification or amendment that changes the exercise price of the Warrants, reduces the amount receivable upon exercise, cancellation or expiration, shortens the period of time during which the Warrants may be exercised or otherwise materially and adversely affects the rights of the owners of the Warrants or reduces the percentage of outstanding Warrants, the consent of whose owners is required for modification or amendment of the applicable Warrant Agreement or the terms of the Warrants issued thereunder, may be made without the consent of the owners affected thereby.


Enforceability of Rights of Warrantholders; Governing Law
     The Warrant Agents will act solely as agents of the Corporation in connection with the Warrant Certificates and will not assume any obligation or relationship of agency or trust for or with any holders of Warrant Certificates or beneficial owners of Warrants. Any holder of Warrant Certificates and any beneficial owner of Warrants may, without the consent of the Warrant Agent, any other holder or beneficial owner, the relevant Trustee, the holder of any Debt Securities or other securities issuable upon exercise of Warrants or, if applicable, the Euroclear Operator (as defined below) enforce by appropriate legal action, on its own behalf, its right to exercise the Warrants evidenced by such Warrant Certificates, in the manner provided therein and in the applicable Warrant Agreement. No holder of any Warrant Certificate or beneficial owner of any Warrants shall be entitled to any of the rights of a holder of the Debt Securities or other securities purchasable upon exercise of such Warrants, including, without limitation, the right to receive the payment of dividends, principal of or premium, if any, or interest, if any, on such Debt Securities or other securities or to enforce any of the covenants or rights in the relevant Indenture or any other similar agreement. The Warrants and each Warrant Agreement will be governed by, and construed in accordance with, the laws of the State of New York.


Unsecured Obligations of the Corporation
     The Warrants are unsecured contractual obligations of the Corporation and will rank pari passu with the Corporation's other unsecured contractual obligations and with the Corporation's unsecured and unsubordinated debt. Most of the assets of the Corporation are owned by its subsidiaries. Therefore, the Corporation's rights and the rights of its creditors, including Warrantholders, to participate in the distribution of assets of any subsidiary upon such subsidiary's liquidation or recapitalization will be subject to the prior claims of such subsidiary's creditors, except to the extent that the Corporation may itself be a creditor with recognized claims against the subsidiary. The ability of the Corporation to meet its obligations under the Warrants may be affected by the ability of the Banks to pay dividends. The ability of the Banks, as well as the Corporation, to pay dividends in the future currently is, and could be further, influenced by bank regulatory requirements and capital guidelines. See "NATIONSBANK CORPORATION -- Government Supervision and Regulation."


                              DESCRIPTION OF UNITS

     As specified in the applicable Prospectus Supplement, Units will consist of one or more Warrants and Debt Securities or any combination thereof. The particular terms of each series of Units will be described in the Prospectus Supplement relating to such series of Units, including: (i) all terms of Units and of the Warrants and Debt Securities, or any combination thereof, comprising such Units, including whether and under what circumstances the Securities comprising such Units may or may not be traded separately, (ii) a description of the terms of any agreement (a "Unit Agreement") to be entered into between the Corporation and a bank or trust company as Unit Agent (the "Unit Agent") governing the Units and (iii) a description of the provisions for the payment, settlement, transfer or exchange of the Units.


                          REGISTRATION AND SETTLEMENT

DTC

     If so specified in an applicable Prospectus Supplement, all or any portion of the Securities of a series may be issued in book-entry form represented by one or more global Securities in registered form (each, a "Global Security"). Unless otherwise specified in such Prospectus Supplement, each such Global Security will be held through The Depository Trust Company ("DTC"), as depositary, and will be registered in the name of Cede & Co., as nominee of DTC. Accordingly, Cede & Co. is expected to be the holder of record of the Securities.

     Under the book-entry system of DTC, purchases of Securities of a series represented by a Global Security must be made by or through persons that have accounts with DTC ("DTC Participants") or persons that may hold interests through DTC Participants ("Indirect Participants"). Upon the issuance and deposit of a Global Security, DTC will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Securities represented by such Global Security to the accounts of DTC Participants. The accounts to be credited will be designated by the underwriters or agents of such Securities (or by the Corporation, if such Securities are offered and sold directly by the Corporation). The ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC (with respect to interests of DTC Participants) and the records of DTC Participants (with respect to interests of Indirect Participants) and Indirect Participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and laws may impair the ability to own, transfer or pledge beneficial interests in a Global Security.

     So long as DTC or its nominee is the registered holder of a Global Security, DTC or its nominee, as applicable, will be considered the sole owner or holder of the Securities represented by such Global Security for all purposes under the applicable Indenture, Warrant Agreement or Unit Agreement. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have Securities registered in their names, will not receive or be entitled to receive physical delivery of such Securities in certificated form and will not be considered the owners or holders thereof under the applicable Indenture, Warrant Agreement or Unit Agreement. Accordingly, in order to exercise any rights of a holder of the Securities under the applicable Indenture, Warrant Agreement or Unit Agreement, each person owning a beneficial interest in the Global Security representing such Securities must rely on the procedures of DTC or, if such person is not a DTC Participant, on the procedures of the DTC Participant and, if applicable, the Indirect Participant, through which such person owns its interest.

     So long as DTC or its nominee is the registered holder of a Global Security, Securities of the series represented by such Global Security will trade in DTC's Same Day Fund Settlement System, and secondary market trading activity in such Securities will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in such Securities.

     Except as otherwise provided herein, DTC or its nominee, as applicable, as the registered holder of a Global Security shall be the only person entitled to receive payments from the Corporation with respect to Securities of the series represented by such Global Security. Accordingly, payments of principal of (and premium, if any, on) and any interest on individual Debt Securities, and any payments to holders with respect to Warrants or Units of the series represented by such a Global Security will be made by the Corporation only to DTC or its nominee, as applicable. DTC has advised the Corporation that it is DTC's practice to credit DTC Participants' accounts on the payment date in accordance with their respective holdings with respect to a Global Security as shown on DTC's records, unless DTC has reason to believe that it will not receive payment on such date. Payments by DTC Participants to beneficial owners are governed by standing instructions and customary practices, as is the case with securities held in "street name." Such instructions will be the responsibility of such DTC Participant and not of DTC, the Corporation or any underwriter or agent for the Securities of the series represented by such Global Security, subject to any statutory or regulatory requirements as may be in effect from time to time. The Corporation will in every case be discharged by payment to, or to the order of, DTC or its nominee, as applicable, as the registered holder of such Global Security, of the amount so paid. Each of the persons shown in the records of DTC or its nominee as an owner of a beneficial interest in such Global Security must look solely to DTC or its nominee, as the case may be, for its share of any such payment so made by the Corporation. Neither the Corporation, the Trustees, the Warrant Agents, the Unit Agents or any other agent of the Corporation, agent of the Trustees or agent of the Warrant Agents or Unit Agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the Global Security representing such Securities or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     DTC has advised the Corporation as follows: DTC is a limited-purpose trust company organized under New York law, a "banking organization" within the meaning of New York law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code as in effect in the State of New York and a "clearing agency" registered pursuant to the provisions of Section 17A of the 1934 Act. DTC was created to hold securities deposited by DTC Participants and to facilitate the clearance and settlement of securities transactions among DTC Participants in such securities through electronic computerized book-entry changes in accounts of the DTC Participants, thereby eliminating the need for physical movement of securities certificates. Direct Participants in DTC include securities brokers and dealers, banks (including certain subsidiaries of the Corporation), trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) have ownership interests in DTC. DTC is owned by a number of its Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the NASD. Access to DTC's book-entry system is also available to Indirect Participants, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly. The rules applicable to DTC and DTC Participants are on file with the Commission.

     To facilitate subsequent transfers, all securities deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of securities deposited with it; DTC's records reflect only the identity of the DTC Participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The DTC Participants will remain responsible for keeping account of their holdings on behalf of their customers. Conveyance of notices and other communications by DTC to DTC Participants, by DTC Participants to Indirect Participants, and by DTC Participants and Indirect Participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Neither DTC nor Cede & Co. will consent or vote with respect to securities held by DTC. Under its usual procedures, DTC mails an omnibus proxy to an issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those DTC Participants to whose accounts the securities are credited on the record date (identified in a listing attached to the omnibus proxy).

     DTC can act only on behalf of DTC Participants, who in turn act on behalf of Indirect Participants. Owners of beneficial interests in a Global Security that are not DTC Participants or Indirect Participants but desire to purchase, sell or otherwise transfer ownership of such interests may do so only through DTC Participants and Indirect Participants. In addition, the ability of owners of beneficial interests in a Global Security to pledge such interests to persons or entities that do not participate in the DTC system may be limited due to the lack of certificates for the Debt Securities of the series represented by such Global Security.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial interests in Global Securities among DTC Participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

     If DTC is at any time unwilling, unable or ineligible to continue as a depositary with respect to Securities of a particular series and a successor depositary is not appointed by the Corporation within 90 days, the Corporation will issue Securities of the series in certificated form in exchange for beneficial interests in the Global Security representing such Securities. In addition, the Corporation may at any time determine not to have Securities of a series represented by Global Securities and, in such event, will issue Securities of the series in certificated form in exchange for beneficial interests in the Global Security representing such Securities. Any Securities issued in certificated form in exchange for such beneficial interests in the Global Security will be registered in such name or names as DTC shall instruct the relevant Trustee, Warrant Agent, Unit Agent or other relevant agent of the Corporation, the Trustees, the Warrant Agents or the Unit Agents. It is expected that such instructions will be based upon directions received by DTC from participants with respect to ownership of beneficial interests in such Global Security.


Cedel Bank and Euroclear

     If so specified in the applicable Prospectus Supplement, Securities of a series to be issued in book-entry form and to be sold or traded outside the United States may be represented by one or more Global Securities held through Cedel Bank, soci-t- anonyme ("Cedel Bank") or Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System (the "Euroclear Operator" or "Euroclear"). Cedel

Bank and Euroclear will hold omnibus positions on behalf of Cedel Bank Participants and Euroclear Participants (each as defined herein), respectively, on the books of their respective depositaries (each, a "Depositary"), which in turn will hold such positions in customers' securities accounts in the Depositaries' names on the books of DTC.

     Transfers between Cedel Bank Participants and Euroclear Participants will occur in the ordinary way in accordance with their applicable rules and operating procedures. Cross-market transfers between persons holding directly or indirectly through DTC in the United States, on the one hand, and directly or indirectly through Cedel Bank Participants or Euroclear Participants, on the other, will be effected by DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its Depositary; however, cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its Depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving in accordance with normal procedures for same-day funds settlement applicable to DTC. Cedel Bank Participants and Euroclear Participants may not deliver instructions directly to the Depositaries.

     Because of time-zone differences, credits for securities in Cedel Bank or Euroclear as a result of a transaction with a DTC Participant will be made during the subsequent securities settlement processing, and will be dated the business day following the DTC settlement date, and such credits or any transactions in such securities settled during such processing will be reported to the relevant Cedel Bank Participant or Euroclear Participant on such business day. Cash received in Cedel Bank or Euroclear as a result of sales of securities by or through a Cedel Bank Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Cedel Bank or Euroclear cash account only as of the business day following settlement in DTC.

     Cedel Bank is incorporated under the laws of Luxembourg as a professional depository. Cedel Bank holds securities for its participating organizations ("Cedel Bank Participants") and facilitates the clearance and settlement of securities transactions between Cedel Bank Participants through electronic book-entry changes in accounts of Cedel Bank Participants, thereby eliminating the need for physical movement of certificates. Transactions may be settled by Cedel Bank in any of 28 currencies, including United States dollars. Cedel Bank provides to its Cedel Bank Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Cedel Bank interfaces with domestic markets in several countries. As a professional depository, Cedel Bank is subject to regulation by the Luxembourg Monetary Institute. Cedel Bank Participants consist of recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters or agents with respect to a particular series of Securities. Indirect access to Cedel Bank is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Cedel Bank Participant, either directly or indirectly.

     The Euroclear System (the "Euroclear System") was created in 1968 to hold securities for participants of the Euroclear System ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Transactions now may be settled by Euroclear in any of 32 currencies, including United States dollars. The Euroclear System includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described above. The Euroclear System is operated by the Euroclear Operator, under contract with Euroclear Clearance System, S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for the Euroclear System on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters or agents with respect to a particular series of Securities. Indirect access to the

Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

     The Euroclear Operator is the Brussels branch of a New York banking corporation that is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Federal Reserve Board and the New York State Banking Department, as well as the Belgian Banking Commission.

     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawal of securities and cash from the Euroclear System and receipts of payments with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants and has no record of or relations with persons holding through Euroclear Participants.

     Distributions with respect to Securities of a series held through Cedel Bank or Euroclear will be credited to the cash accounts of Cedel Bank Participants or Euroclear Participants in accordance with the relevant system's rules and procedures, to the extent received by its respective Depositary. Such distributions will be subject to tax reporting in accordance with relevant United States tax laws and regulations. The applicable Prospectus Supplement with respect to a series of Debt Securities held through Cedel Bank or Euroclear will set forth certain income tax consequences to foreign investors. Cedel Bank or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder of Securities under the applicable Indenture, Warrant Agreement or Unit Agreement on behalf of a Cedel Bank Participant or a Euroclear Participant only in accordance with its relevant rules and procedures and subject to its respective Depositary's ability to effect such actions on its behalf through DTC.

     Although Cedel Bank and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of applicable Securities among participants of DTC, Cedel Bank and Euroclear, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.


                                 LEGAL OPINIONS

     The legality of the Securities will be passed upon for the Corporation by Smith Helms Mulliss & Moore, L.L.P., Charlotte, North Carolina, and for the underwriters or agents by Stroock & Stroock & Lavan LLP, New York, New York. As of the date of this Prospectus, certain members of Smith Helms Mulliss & Moore, L.L.P. beneficially own approximately 160,000 shares of the Corporation's Common Stock.


                                    EXPERTS

     The consolidated financial statements of the Corporation incorporated in this Prospectus by reference to the Corporation's Annual Report on Form 10-K for the year ended December 31, 1997 and the Corporation's Current Report on Form 8-K filed April 16, 1998, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of BankAmerica Corporation at December 31, 1997 and 1996, and for the three years ended December 31, 1997, incorporated herein by reference from the Corporation's Current Report on Form 8-K filed on April 17, 1998 (as amended by Form 8-K/A-1 filed April 24, 1998 and Form 8-K/A-2 filed May 18, 1998), have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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You should rely only on the information incorporated by reference or provided in this global prospectus supplement and the attached prospectus. We have not authorized anyone to provide you with different information. We are not offering these securities in any state where the offer is not permitted. You should not assume that the information in this global prospectus supplement and the attached prospectus is accurate as of any date other than the date on the front of the applicable document.


Our affiliates, including Banc of America Securities LLC, will deliver this global prospectus supplement and the attached prospectus for offers and sales in the secondary market.

[BANK OF AMERICA LOGO APPEARS HERE]



                                $1,500,000,000



                         6 5/8% Senior Notes, due 2004




                      -----------------------------------
                         GLOBAL PROSPECTUS SUPPLEMENT

                      -----------------------------------
                         Banc of America Securities LLC
                             ABN AMRO Incorporated
                            Bear, Stearns & Co. Inc.
                                 Deutsche Bank
                                Lehman Brothers
                              Merrill Lynch & Co.
                              Salomon Smith Barney


                            Blaylock & Partners, L.P.
                        Utendahl Capital Partners, L.P.
                       The Williams Capital Group, L.P.








                                  June 9, 1999

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